Exhibit 2.2

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

Plug Power Hydrogen Holdings, INC.,

UHG Merger Sub, Inc.,

UNITED HYDROGEN GROUP INC.,

AND

Vladimir Prerad

as Stockholders’ Representative

Dated as of June 18, 2020

Page

Article I DEFINITIONS	1
1.1 Certain Definitions	1
1.2 Terms Defined Elsewhere in this Agreement	15
1.3 Other Definitional and Interpretive Matters	17
Article II the merger; CLOSING	18
2.1 The Merger	18
2.2 Closing	19
2.3 Effective Time	19
2.4 Effects of the Merger	19
2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation	19
2.6 Directors and Officers of the Surviving Corporation	19
2.7 Conversion of Stock	20
2.8 No Further Rights of Transfers	21
2.9 Lost Certificates	21
Article III MERGER CONSIDERATION	21
3.1 Exchange Procedures and Certificates; Closing Date Payments by Buyer	21
3.2 Adjustment to Closing Per Share Price	22
3.3 Earn-Out	23
3.4 Tax Matter	25
3.5 Allocation of Merger Consideration	26
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	26
4.1 Organization and Good Standing	26
4.2 Authorization of Agreement	26
4.3 Conflicts; Consents of Third Parties	27
4.4 Capitalization	27
4.5 Subsidiaries	28
4.6 Financial Statements	28
4.7 No Undisclosed Liabilities	30
4.8 Absence of Certain Developments	30
4.9 Taxes	30
4.10 Real Property	32
4.11 Tangible Personal Property	35
4.12 Intellectual Property	35
4.13 Material Contracts	37
4.14 Employee Benefits Plans	39
4.15 Labor and Employment	41
4.16 Litigation	43
4.17 Compliance with Laws; Permits	44
4.18 Environmental Matters	44
4.19 Insurance	45
4.20 Related Party Agreements	45
4.21 Customers and Suppliers	45
4.22 Financial Advisors	46
4.23 Anti-Corruption	46

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(Continued)

4.24 Privacy	46
4.25 Export Control and Economic Sanctions	47
4.26 Debt	47
4.27 No Other Representations or Warranties; Schedules	47
Article V REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB	48
5.1 Organization and Good Standing	48
5.2 Authorization of Agreement	48
5.3 Conflicts; Consents of Third Parties	48
5.4 Litigation	49
5.5 Financial Advisors	49
5.6 Merger Sub’s Operations	49
5.7 No Other Representations or Warranties	49
Article VI COVENANTS	49
6.1 Access to Information	49
6.2 Conduct of the Business Pending the Closing	50
6.3 Regulatory Approvals	52
6.4 Further Assurances	53
6.5 Confidentiality	53
6.6 Indemnification, Exculpation and Insurance	53
6.7 Publicity	54
6.8 Tax Certificate	54
6.9 Exclusivity	55
6.10 Resignation of Directors and Officers	55
6.11 Section 280G Approvals	55
6.12 Termination of Affiliate Agreements	55
6.13 Transfer of Palm Springs Property	55
6.14 Transfer of United Hydrogen Solutions, LLC	56
6.15 Post-Closing Employee Matters	56
6.16 Amendment of Certain Contracts	57
6.17 Transfer of United Hydrogen, a.s.	57
6.18 Proceeds from Pre-Closing Cold Box Claim	57
Article VII CONDITIONS TO CLOSING	57
7.1 Conditions Precedent to Obligations of Buyer, Merger Sub, and the Company	57
7.2 Conditions Precedent to Obligations of Buyer and Merger Sub	57
7.3 Conditions Precedent to Obligations of the Company	59
Article VIII Indemnification	60
8.1 Survival	60
8.2 Indemnification of the Buyer Indemnified Parties	61
8.3 Indemnification of the Stockholder Indemnified Parties	62
8.4 Indemnification Procedures	63
8.5 Direct Claims	64
8.6 Treatment of Indemnification Claims	64
8.7 Calculation of Losses	64

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(Continued)

8.8 Right to Bring Claim	65
8.9 Exclusion of Other Remedies	65
Article IX TERMINATION	66
9.1 Termination of Agreement	66
9.2 Procedure upon Termination	66
9.3 Effect of Termination	66
Article X MISCELLANEOUS	67
10.1 Payment of Sales, Use or Similar Taxes	67
10.2 Expenses	67
10.3 Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury	67
10.4 Entire Agreement	68
10.5 Amendments and Waivers	68
10.6 Notices	68
10.7 Severability	70
10.8 Binding Effect; Assignment	70
10.9 No Strict Construction	70
10.10 Specific Performance	70
10.11 Release	71
10.12 Stockholders’ Representative	71
10.13 Counterparts	73
Article XI tax matters	73
11.1 Tax Returns	73
11.2 Straddle Period	74
11.3 Contests	74
11.4 Cooperation and Exchange of Information	75
11.5 Survival	75
11.6 Overlap	75
11.7 Reorganization	75
11.8 Post-Closing Actions	75
11.9 Amendment/Filing of Tax Returns	76
11.10 Tax Treatment of Payments	76

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 18, 2020, by and among: (i) Plug Power Hydrogen Holdings, Inc., a Delaware corporation (“Buyer”); (ii) UHG Merger Sub, Inc., a Delaware corporation (“Merger Sub”); (iii) United Hydrogen Group Inc., a Delaware corporation (the “Company”); and (iv) Vladimir Prerad, as the representative of the Stockholders (defined below) (the “Stockholders’ Representative”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S E T H:

WHEREAS, the respective boards of directors of Buyer, Merger Sub, and the Company have approved, adopted and, in the case of the Company and Merger Sub, recommended to their respective stockholders this Agreement and the Certificate of Merger, which contemplate the merger of Merger Sub with and into the Company as set forth below (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has resolved to seek promptly the written consent of all stockholders of the Company who hold, in the aggregate, all shares of Common Stock entitled to vote to adopt and approve this Agreement and the Merger under the DGCL (the “Stockholder Approval”); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, all Stockholders and Management Employees have executed a voting and support agreement with Buyer in the form attached hereto as Exhibit A (the “Voting and Support Agreement”), pursuant to which each such Stockholder has agreed, among other things, to vote for the approval of the Merger and to execute the written consent evidencing the Stockholder Approval.

WHEREAS, as a condition and material inducement to the willingness of Buyer to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, Vladimir Prerad and Brent Koski (together with Ladislav Ornst, the “Management Employees”) have entered into a consulting agreement and employment arrangement, respectively, with Buyer or its affiliate (the “Management Employee Employment Arrangements”); and

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

Article I

DEFINITIONS

1.1              Certain Definitions.

(a)            For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Adjustment Holdback Amount” means a number of shares of Buyer Common Stock equal in value to One Hundred Thousand Dollars ($100,000), to be paid out of the Closing Stock Consideration.

“Adjustment Holdback Release Amount” means (a) the Adjustment Holdback Amount minus (b) the Net Negative Purchase Price Adjustment Amount (if any); provided that if this adjustment amount is a negative number, the Adjustment Holdback Release Amount will be $0.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Anglo Reduction Premium” means Two Hundred Fifty Thousand dollars ($250,000).

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business” means the business of producing and delivering hydrogen to wholesale, commercial, materials handlings, fleet and automotive sectors.

“Business Day” means any day of the year other than a Saturday or a Sunday on which national banking institutions in New York, New York, are open to the public for conducting business and are not required or authorized to close.

“Buyer Indemnified Parties” means Buyer, Merger Sub and their respective directors, officers, managers, employees, agents, direct and indirect equityholders and each of their respective Affiliates (including, after the Closing, the Company and its Subsidiaries), successors and assigns.

“Buyer Common Stock” means the common stock of Parent par value of $0.01 per share.

“Buyer Common Stock Price” means the average closing price of Buyer Common Stock on the Nasdaq Capital Market for the 45-day trading period prior to the Closing Date as reported on Bloomberg.

“Buyer Common Stock Contingent Payment Price” means the average closing price of Buyer Common Stock on the Nasdaq Capital Market for the 30-day trading period prior to the date that the applicable Contingent Payment Amount is paid as reported on Bloomberg.

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“Bylaws” means the Bylaws of the Company, as amended from time to time in accordance with their terms and conditions, as in effect on the date hereof.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended from time to time in accordance with its terms and conditions, as in effect on the date hereof.

“Charleston Plant” means the Company’s Charleston, TN liquid hydrogen plant.

“Charleston Plant Expansion Phase I” means all of the following: (i) engineering, (ii) permitting and (iii) procuring contracts for equipment supply, mechanical construction, electrical construction and upgrading of the control system of the Charleston Plant, for the Company’s planned expansion of the Charleston Plant to a production capacity of at least ten (10) U.S. tons (not metric) of liquid hydrogen per day.

“Charleston Plant Expansion Phase II” means both (i) completion of construction (mechanical, electrical and controls) of the Company’s planned expansion of the Charleston Plant to a production capacity of at least ten (10) U.S. tons (not metric) of liquid hydrogen per day and (ii) the commissioning and completion of a successful performance test that demonstrates that the hydrogen liquefier added not less than ten (10) U.S. tons (not metric) of liquid hydrogen to the storage tank during a 24 hour period in which the hydrogen liquefier operated continuously as determined in accordance with the performance test protocol set forth in Exhibit H hereto (the “Performance Test Protocol”). For the avoidance of doubt, the performance test will fail if the performance test demonstrates that the hydrogen liquefier added less than ten (10) U.S. tons (not metric) of liquid hydrogen to the storage tank during the applicable 24 hour period in which the hydrogen liquefier operated continuously. If the performance test fails, then subject to the Second Earn-Out End Date, the Company will be allowed to make adjustments to the process parameters of the operating equipment necessary to meet the Second Earn-Out Criteria, and after making such adjustments, commission and complete up to three (3) additional performance tests at the times mutually agreed upon, taking into consideration production requirements of the Charleston Plant. Such additional performance tests shall be performed  in accordance with the Performance Test Protocol with the success or failure of such additional performance tests determined in accordance with the standards set forth above in (ii).

“Clayton Act” means the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Closing Stock Consideration” means, with respect to any Stockholder, the number of shares of Buyer Common Stock equal to the quotient of (x) the product of (i) the Closing Per Share Price multiplied by (ii) the number of shares of Common Stock held by such Stockholder, divided by (y) the Buyer Common Stock Price.

“Closing Per Share Price” means an amount equal to the quotient of (x) the excess of (i) the Merger Consideration over (ii) the sum of (A) the Adjustment Holdback Amount plus (B)  the Indemnification Holdback Amount, divided by (y) the number of Fully Diluted Shares.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated pursuant thereto.

“Common Stock” means common stock of the Company, with a par value per share of $0.001.

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“Company Benefit Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors, in each case which the Company or any Subsidiary sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of the Company or any Subsidiary (or their spouses, dependents, or beneficiaries) or pursuant to which the Company or any Subsidiary has or may have any liability (including as an ERISA Affiliate).

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by, filed in or issued under the name of, or used or held for use by, the Company or one of the Subsidiaries.

“Company IT Systems” means all Software, computer systems, servers, hardware, network equipment, databases, websites, and other information technology systems that are used by the Company or its Subsidiaries, whether owned, leased or licensed by the Company or its Subsidiaries.

“Company Registered Intellectual Property” has the meaning set forth in Section 4.12.

“Company Transaction Expenses” means (a) the out-of-pocket costs, fees and expenses incurred by the Company or any of the Subsidiaries (whether on behalf of the Company, any of the Subsidiaries, or the Stockholders for which the Company is liable) in connection with the Transactions, including, without limitation, for investment bankers, third party consultants and legal counsel, (b) all transaction-related bonuses, severance payments, change in control payments, termination payments or other similar amounts paid or payable by the Company or its Subsidiaries as a result of the consummation of the contemplated Transactions, (c) the employer portion of payroll taxes attributable to (i) the payment of any Company Transaction Expenses and (ii) any other payments by the Company and/or any of the Subsidiaries attributable to the Transactions economically borne by the Stockholders, in each of clauses (c)(i) – (ii), the liability for which has accrued as of the Closing Date, (d) fifty percent (50%) of the R&W Policy Premium, (e) the cost of the D&O Tail Policy, and (f) other than the fees, costs and expenses of Cozen O'Connor for which the Stockholders shall be solely liable, fifty percent (50%) of the out-of-pocket costs, fees and expenses incurred by the Company, any of the Subsidiaries (whether on behalf of the Company, any of the Subsidiaries, or the Stockholders for which the Company is liable) or UHI in connection with or related to Buyer’s acquisition of the Palm Springs Property (the “Palm Springs Property Acquisition”), including, without limitation, the following closing costs: (a) all sales, gross receipts, compensating, stamp, excise, documentary, transfer, deed or similar taxes and fees imposed in connection with the Palm Springs Property Acquisition under applicable state or local law, (b) all base premiums and charges of the Title Company for the Owner’s CLTA title policy, (c) all fees due to the Company’s, any of the Subsidiaries’ or UHI’s attorneys and consultants related to the Palm Springs Property Acquisition, (d) all costs incurred in connection with causing the Title Company to remove any and all mortgage liens, mechanic’s liens, judgment liens, and any other monetary liens affecting the Palm Springs Property and make all filings required in connection therewith, and (e) one-half of the cost of recording the Deed (as defined in the Palm Springs Property Purchase and Sale Agreement) (collectively, the “Palm Springs Property Expenses”); provided that any Company Transaction Expenses that are deducted from the purchase price of the Palm Springs Property that are wired to the Title Company pursuant to the Palm Springs Property Purchase and Sale Agreement shall not be considered Company Transaction Expenses for purposes of this Agreement.

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“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any Debt, lease, dividend, letter of credit or other obligation, in each case of another Person, including any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to undrawn letters of credit, corporate credit cards or merchant services issued for the account of that Person; and (iii) all net obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Contingent Payment Amounts” means an amount in Buyer Common Stock equal to (i) the portion of the Holdback Amount that is from time to time distributable to the Stockholders in accordance with the terms of this Agreement, and (ii) the Earn-Out Payment that may be distributable to the Stockholders in accordance with Section 3.3; provided that the Earn-Out Payment, if any, shall be distributed in cash or Buyer Common Stock (based on the Buyer Common Stock Contingent Payment Price), such form of payment to be in Buyer’s sole discretion.

“Contingent Per Share Amount” means an amount equal to the quotient obtained by dividing (i) the portion of any Contingent Payment Amounts that is from time to time distributable to the Stockholders, by (ii) the number of Fully Diluted Shares.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, commitment, license, sublicense, undertaking, or understanding.

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“Debt” means, without duplication, all monetary obligations (including accrued interest and prepayment penalties or premiums related thereto) of the Company, any of the Subsidiaries or in connection with or related to the Palm Springs Property (a) for borrowed money; (b) evidenced by notes, bonds, debentures, mortgages or similar instruments, but excluding letters of credit to the extent not drawn upon; (c) for the deferred purchase price of property or services, including, without limitation, any earn-outs calculated in accordance with GAAP and reimbursement and other obligations with respect to surety bonds and letters of credit; (d) created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or its Subsidiaries (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) for the purchase, redemption, retirement, defeasal or other acquisition for value of any capital stock of the Company or any of the Subsidiaries or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (f) any accrued and unpaid interest owing with respect to any Payoff Debt of a type described in clauses (a) or (b) and any prepayment premiums or fees related thereto, in each case, for the payment of which the Company or any of the Subsidiaries are responsible or liable; (g) all obligations with respect to swap or hedging agreements or arrangements; (h) for Company Transaction Expenses which have not been paid on or prior to the Closing; (i) as lessee or lessees under leases that have been or should be recorded as capital leases in accordance with GAAP; (j) all Contingent Obligation; (k) Pre-Closing Taxes; (l) all obligations under the Termination, Release, Waiver and Settlement Agreement by and between the Company and AP Ventures Fund I GP, LLP, as successor-in-interest and assignee of Anglo American Platinum Marketing Limited, dated as of February 21, 2020; and (m) all indebtedness of others referred to in clauses (a) through (l) above or otherwise guaranteed directly or indirectly in any manner by the Company or any of the Subsidiaries, or in effect guaranteed directly or indirectly by the Company or any of the Subsidiaries, and/or secured by a Lien on any assets or property of the Company or any of the Subsidiaries; but in no event including (i) trade credit entered into in the ordinary course of business due within one hundred eighty (180) days, (ii) the Anglo Reduction Premium, to the extent that certain Amended and Restated Convertible Promissory Note between the Company and Parent, dated April 6, 2020 is considered Debt that reduces the Enterprise Value, (iii) any Debt that is deducted from the purchase price of the Palm Springs Property that is wired to the Title Company pursuant to the Palm Springs Property Purchase and Sale Agreement and (iv) any other liability or obligation to the extent taken into account in the calculation of Net Working Capital, in all cases determined in accordance with the Agreed Principles.

“Dissenting Share Payments” means (i) any payment in respect of Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and (ii) any Losses, including attorneys’ fees, costs and expenses in connection with any claim, action or proceeding or in connection with any investigation, in respect of any Dissenting Shares.

“DPA Section 721” means Section 721 of the Defense Production Act of 1950, as amended, as codified at 50 U.S.C. § 4565.

“Earn-Out Side Letter Agreement” means the Earn-Out Side Letter Agreement to be entered into at Closing between Buyer and each of Brent Koski, Vladimir Prerad and Twill Holdings Limited, in a form reasonably acceptable to Buyer.

“Enterprise Value” means $64,000,000.

“Environmental Law” means any Law relating to: (a) pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human or worker health or safety, or the environment; or (b) the presence, Release, management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of, or exposure to, any Hazardous Material. The term “Environmental Law” includes, without limitation, the following (as amended, and including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

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“Estimated Working Capital Adjustment” means (i) if the Estimated Working Capital exceeds the Net Working Capital Peg, the amount, if any, by which the Estimated Working Capital exceeds the Net Working Capital Peg, which amount shall be expressed as a positive number, (ii) if the Estimated Working Capital is less than the Net Working Capital Peg, the amount, if any, by which the Net Working Capital Peg exceeds the Estimated Working Capital, which amount shall be expressed as a negative number, or (iii) if the Estimated Working Capital is equal to the Net Working Capital Peg, zero.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“First Earn-Out Criteria” means completion of Charleston Plant Expansion Phase I.

“Final Debt Adjustment” means the amount, which may be positive or negative, equal to the Final Debt minus the Estimated Debt.

“Final Debt” means Closing Debt (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if a Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c), (i) as agreed by the Stockholders’ Representative and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Debt be more than Buyer’s calculation of Closing Debt delivered pursuant to Section 3.2(b) or less than the Stockholders’ Representative’s calculation of Closing Debt delivered pursuant to Section 3.2(c).

“Final Working Capital” means Closing Working Capital (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if a Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c), (i) as agreed by the Stockholders’ Representative and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Working Capital be more than the Stockholders’ Representative’s calculation of Closing Working Capital delivered pursuant to Section 3.2(c) or less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 3.2(b).

“Final Working Capital Adjustment” means the amount, which may be positive or negative, equal to (i) if the Final Working Capital exceeds the Estimated Working Capital, the amount by which the Final Working Capital exceeds the Estimated Working Capital, which amount shall be expressed as a positive number, (ii) if the Final Working Capital is less than the Estimated Working Capital, the amount by which the Estimated Working Capital exceeds the Final Working Capital, which amount shall be expressed as a negative number, or (iii) if the Final Working Capital is equal to the Estimated Working Capital, zero.

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“Fully Diluted Shares” means the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company or any of the Subsidiaries).

“Funded Debt” means, without duplication, all monetary obligations (including accrued interest and prepayment penalties or premiums related thereto) of the Company and any of the Subsidiaries or in connection with or related to the Palm Springs Property (a) for borrowed money; (b) evidenced by notes, bonds, debentures, mortgages or similar instruments, but excluding letters of credit to the extent not drawn upon; (c) as lessee or lessees under leases that have been or should be recorded as capital leases in accordance with GAAP; (d) the deferred and contingent payments associated with the Company’s and the Subsidiaries’ previous acquisitions in accordance with GAAP and reimbursement and other obligations with respect to surety bonds and letters of credit; (e) all Contingent Obligations and (f) for Company Transaction Expenses which have not been paid on or prior to the Closing, but in no event including (i) trade credit entered into in the ordinary course of business due within one hundred eighty (180) days, (ii) any Funded Debt that is deducted from the purchase price of the Palm Springs Property that is wired to the Title Company pursuant to the Palm Springs Property Purchase and Sale Agreement, (iii) the Anglo Reduction Premium, to the extent that certain Amended and Restated Convertible Promissory Note between the Company and Parent, dated April 6, 2020 is considered Debt that reduces the Enterprise Value and (iv) any other liability or obligation, in each case, to the extent taken into account in the calculation of Net Working Capital, in all cases determined in accordance with the Agreed Principles.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local, foreign, international or supranational, or any agency, instrumentality or authority thereof, or any court, commission, tribunal, or arbitrator (public or private).

“Hazardous Material” means any material, substance, chemical or waste regulated, or with respect to which liability or standards of conduct may be imposed, pursuant to any Environmental Law, and includes crude oil or any fraction thereof, petroleum, petroleum based products, medical or infectious waste, asbestos, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, and per- or polyfluoroalkyl substances.

“Holdback Amount” means the Adjustment Holdback Amount and the Indemnification Holdback Amount.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incidental License” means any: (i) permitted use with respect to a confidentiality obligation; (ii) license granted to any current or former employees or contractors of any of the Company or its Subsidiaries for the benefit of the Company or its Subsidiaries; (iii) any non-exclusive license granted by the Company or its Subsidiaries in the Ordinary Course of Business; or (iv) non-exclusive license that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (A) a sales or marketing contract for the purposes of advertising and selling the products or services of the Company or its Subsidiaries that includes a license to use the trademarks of any of the Company or its Subsidiaries; (B) a vendor contract that includes permission for the vendor to identify the Company or its Subsidiaries as a customer of the vendor; or, (C) software that is pre-installed within hardware purchased by the Company or its Subsidiaries.

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“Indemnification Holdback Amount” means a number of shares of Buyer Common Stock equal in value to $650,000.

“Indemnification Holdback Release Amount” means the portion of the Indemnification Holdback Amount that is from time to time distributable to the Stockholders in accordance with the terms of this Agreement.

“Indemnified Parties” means, as applicable in the context, the Buyer Indemnified Parties or the Stockholder Indemnified Parties.

“Indemnified Taxes” means (i) any Pre-Closing Taxes that are not included in Debt, (ii) any Taxes for which the Company is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, and (iii) any Taxes of another Person for which the Company is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by Contract or otherwise. For the avoidance of doubt, Indemnified Taxes shall be calculated without regard to any carryback to a Pre-Closing Tax Period of any loss, credit or other tax benefit arising in a taxable period beginning after the Closing. For the avoidance of doubt, the amount of any Indemnified Taxes in a Straddle Period is determined in accordance with Section 11.2.

“Intellectual Property” means all rights in, to and under any and all of the following, as they exist in any jurisdiction throughout the world: (i) patents, patent applications of any kind and patent rights (collectively, “Patents”); (ii) registered and unregistered trademarks, service marks, trade names, trade dress, corporate names, logos, slogans, rights to social media accounts, and other indicia of source, origin or quality (collectively, “Marks”); (iii) copyrights in published and unpublished works (including all compilations, databases and computer programs, manuals and other documentation and all derivatives, translations, adaptations and combinations of the above) and registrations and applications for registration of any of the foregoing (collectively, “Copyrights”); (iv) trade secrets and other confidential or proprietary information (including customer and supplier lists, customer and supplier records, pricing and cost information, reports, methods, methodologies, technical information, proprietary business information, processes, plans, drawings, blue prints, know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, algorithms, data, databases, data collections, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, testing procedures, testing results and business, financial, sales and marketing plans) and rights under applicable trade secret Law in the foregoing (collectively, “Trade Secrets”); (v) any computer program, operating system, applications system, firmware or software code of any nature, whether in source code or object code (“Software”), and data and databases; (vi) rights of publicity and privacy, and any moral rights or similar rights throughout the world; (vii) Internet domain names; (viii) any and all other intellectual property rights and/or proprietary rights; (ix) all goodwill associated with or symbolized by any of the foregoing; (x) the right to sue or otherwise recover for any and all past, present and future infringements and misappropriations thereof, and all income, royalties, damages and other payments now and hereafter due or payable with respect thereto; and (xi) all registrations, applications for registration, filings and issuances of any of the foregoing.

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“Interest Rate” means (x) the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks during the period from the date that payment is due to the date of payment, plus (y) two percent (2.0%).

“International Trade Laws and Regulations” means all applicable Law concerning the import, export, or re-export of products, software, services, or technology, transactions involving foreign persons, and transactions in a country other than the United States, including (a) the Tariff Act of 1930, as amended, and other laws or regulations administered or enforced by the U.S. Customs and Border Protection;(b) the Export Administration Regulations (including antiboycott regulations); (c) the International Emergency Economic Powers Act; (d) the Arms Export Control Act; (e) the Trading with the Enemy Act; (f) the International Traffic in Arms Regulations, 22 C.F.R Parts 120-130; (g) any other export controls administered by an agency of the U.S. government; (h) embargoes and trade restrictions promulgated under Executive Orders of the President or administered by the U.S. Treasury Department's Office of Foreign Assets Control, the U.S. Department of Commerce or the U.S. Department of State; and (i) all other applicable import, export and economic sanctions laws or regulations in the countries in which the Company or any of its Subsidiaries conducts business.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry of direct reports, of Jeremiah Kahil and Tim Cortes.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of direct reports, of any of Vladimir Prerad, Brent Koski, Ladislav Ornst.

“Law” means any law, statute, code, ordinance, rule, regulation, directive, guidance, Order or other legal requirement of any Governmental Body.

“Leased Real Property” means the real property leased, subleased or licensed by the Company and/or any Subsidiaries as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company and/or any Subsidiaries, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property and other assets of every kind, nature and description of the Company and/or any Subsidiaries located at or attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances relating to any of the foregoing.

“Legal Proceeding” means any judicial, administrative or arbitral actions, investigation, suits or proceedings (public or private) by or before a Governmental Body.

“Liabilities” means any and all debts, liabilities, commitments and obligations, whether contingent, fixed or absolute, direct or indirect, accrued or unaccrued, asserted or unasserted, matured or unmatured, liquidated or unliquidated, known or unknown, due or to become due, or determined or determinable, and regardless of whether arising out of or based upon any Contract, Law, tort, strict liability or otherwise.

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“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, license, sublicense, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest.

“Losses” means any claims, Liabilities, Taxes, deficiencies, demands, actions, Orders, assessments, damages, dues, penalties, fines, fees, interest, amounts paid in settlement, losses, costs and expenses (including attorneys’ and accountants’ fees and other experts or other expenses of investigation, litigation or other proceedings or of any claim, default or assessment). Notwithstanding anything to the contrary herein, “Losses” shall exclude punitive damages except to the extent actually paid to a third party.

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business or results of operations of the Company and the Subsidiaries, taken as a whole or (ii) the ability of the Company and the Subsidiaries to consummate the Transactions; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be a Material Adverse Effect: (a) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates); (b) any Effect affecting the industries in which the Company or any Subsidiary conducts business; (c) any Effect arising in connection with earthquakes, natural disasters or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war (including cybercrimes) or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (d) any failure, in and of itself, by the Company or any Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (e) the announcement of the identity of the Buyer; or (f) any change in Law, including regulatory change in state or federal Law impacting the hydrogen fuel industry, or GAAP; unless, in the cases of clauses (a), (b), (c) or (f) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Company and the Subsidiaries, taken as a whole, relative to other affected participants in the industries in which the Company or any Subsidiary conducts business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).

“Merger Consideration” means the Enterprise Value, plus the Estimated Working Capital Adjustment (which may be positive or negative), minus the Estimated Debt, minus the Earn-Out Payment.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Net Positive Purchase Price Adjustment Amount Per Share” means (a) the Net Positive Purchase Price Adjustment Amount divided by (b) the Fully Diluted Shares.

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“Net Working Capital” means (a) the consolidated current assets of the Company and the Subsidiaries (excluding, to the extent included in such current assets, any deferred or other Tax assets), reduced by (b) the consolidated current liabilities of the Company and the Subsidiaries (excluding, to the extent included in such current liabilities, deferred Tax liabilities, income Tax liabilities, the current portion of Debt and the accrued but unpaid balance of the Company Transaction Expenses), in each case, as determined in accordance with GAAP and to the extent consistent therewith, the Company’s past practice, in accordance with the calculations, principles, accounting methods, policies, practices, procedures, classifications, conventions, categorizations, definitions, judgments, assumptions, techniques, methodologies, and estimation methods (including as they relate to the nature of accounts, calculation of levels or reserves or levels of accruals) set forth on Section 1.1(a)(i) of the Company Disclosure Schedule and without giving effect to the Transactions (the “Agreed Principles”); provided, however, that if Section 1.1(a)(i) of the Company Disclosure Schedule is inconsistent with GAAP, this Agreement and/or Section 1.1(a)(i) of the Company Disclosure Schedule, as applicable, shall control. Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include Company Transaction Expenses or Debt.

“Net Working Capital Peg” means $0.00.

“Olin Ground Lease Amendment” means the amendment, substantially in the form attached hereto as Exhibit E, to that certain Ground Lease dated as of June 3, 2016, by and between the Company, as successor in interest to United Hydrogen Cryogenics, LLC and Olin Corporation, as amended by that certain First Amendment dated as of October __, 2016, as further amended by that certain Second Amendment dated as of April 24, 2017, and as further amended by that certain Third Amendment dated as of October 27, 2017.

“Olin Sales Agreement Amendment” means the amendment, substantially in the form attached hereto as Exhibit F, to that certain Crude Hydrogen Sales Agreement dated as of June 10, 2016, by and between United Hydrogen Cryogenics, LLC and Olin Corporation.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the Company and the Subsidiaries consistent with past practice.

“Palm Springs Property” means the real property owned by UHI (prior to the Closing) located at 20th Avenue, Palm Springs, California 92258.

“Palm Springs Property Purchase and Sale Agreement” means that certain Purchase and Sale Agreement, in the form attached hereto as Exhibit G.

“Parent” means Plug Power, Inc., a Delaware corporation.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (a) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business so long as they do not materially impair the use, occupancy, value or marketability of the related property or other assets in the operation of the business by the Company and its Subsidiaries; (b) inchoate Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the Ordinary Course of Business and imposed without action of such parties, the liability for which is reflected on the books and records of the Company; provided, that the payment thereof is not yet required; and (c) Liens in connection with capital leases securing Debt, provided such Liens do not extend beyond the property that is the subject of such capital lease.

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“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Information” means all information defined or described by Company or the Subsidiaries as “personal data”, “personal information”, “personally identifiable information”, “protected health information,” “PHI,” “PII,” or any similar term in each Company’s or the Subsidiaries’ privacy policies or other public-facing statement, any information that is subject to any Privacy and Information Security Law or regarding or capable of being associated with an individual consumer or device, including information that identifies, or could reasonably be used to identify (alone or in combination with other information) or is otherwise identifiable with a device or natural person. Personal Information includes information in any form, including paper, electronic and other forms.

“Plant Potential Payment” means Two Million Dollars ($2,000,000).

“Pre-Closing Tax Period” means (i) any taxable period or portion of a period ending on or before the Closing Date, and (ii) the portion of any Straddle Period beginning on the first (1st) day of such Straddle Period and ending on (and including) the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company relating to any Pre-Closing Tax Period (determined in accordance with Section 11.2), including any Taxes with respect to deferred revenues arising in any Pre-Closing Tax Period, regardless of when recognized for income tax purposes.

“Privacy and Law and Requirements” has the meaning set forth in Section 4.24.

“Pro Rata Share” means, with respect to any Stockholder, the percentage equal to the quotient of (i) the number of shares of Common Stock owned by such Stockholder divided by (ii) the number of shares of Common Stock owned by all Stockholders. The sum of “Pro Rata Share” of all Stockholders shall, for the avoidance of doubt, equal 100%.

“R&W Insurance Policy” means buyer-side representations and warranties insurance policy No. 100038097 bound with the R&W Insurer, with the terms and conditions set forth in the R&W Policy Binder.

“R&W Insurer” means QBE Specialty Insurance Company.

“R&W Policy Binder” means the binder agreement for the R&W Insurance Policy, dated as of or prior to the date hereof, and related final form of R&W Insurance Policy.

“R&W Policy Premium” means the premiums related to, and all other costs and expenses (including broker fees, taxes and fees required by law, underwriting fees, and any other insurer or broker charges) relating to the origination of the R&W Insurance Policy.

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“Real Property Leases” means the real property leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guarantees or other agreements with respect thereto, pursuant to which the Company and/or any Subsidiary is a party.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, abandonment, leaching, migrating or disposing into or through the indoor or outdoor environment.

“Requisite Holders” means 100% of the Stockholders.

“Second Earn-Out Criteria” means completion of Charleston Plant Expansion Phase II.

“Senior Lenders” means the lenders, holders of loans and their respective agents and assignees, in each case, under the Senior Loan Agreement.

“Senior Loan Agreement” means that certain Loan and Security Agreement, dated as of March 29, 2019, by and among Parent Emerging Power Inc., a Delaware corporation, Emerging Power Inc., a Delaware corporation and Generate PPL SPV I, LLC, as assignee of Generate Lending, LLC (as amended, supplemented or otherwise modified, amended and restated, replaced or refinanced).

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Stockholder Indemnified Parties” means the Stockholders.

“Stockholder Indemnifying Parties” means the Stockholders and, prior to the Closing, the Company and its Subsidiaries. For the avoidance of doubt, the Stockholder Indemnifying Parties shall expressly exclude, after the Closing, the Company and its Subsidiaries.

“Stockholders Agreement” means the Amended and Restated Stockholders Agreement between the Company and the Stockholders named therein, dated as of December 13, 2018.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by the Company.

“Tax” or “Taxes” means: (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, alternative or add-on minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, escheat and unclaimed property, property and estimated taxes, environmental, national insurance tax, health tax, customs duties, fees, assessments and charges of any kind whatsoever; and (b) all interest, penalties, fines, additions to tax or additional amounts imposed in connection with any item described in clause (a) of this definition.

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“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, any of the Subsidiaries, or any of their respective Affiliates.

“Taxing Authority” means the IRS and any other Governmental Body exercising any authority to impose, assess or collect any Tax or any other authority exercising Tax regulatory authority.

“Threshold” means an amount equal to One Hundred Thousand Dollars ($100,000).

“Transaction Documents” means this Agreement, the Letters of Transmittal, the Palm Springs Property Purchase and Sale Agreement, the Earn-Out Side Letter Agreement and all other agreements (including any ancillary agreements) and instruments to be executed by Buyer, Merger Sub, the Company and/or the Stockholders’ Representative at or prior to the Closing pursuant to this Agreement and the Palm Springs Property Purchase and Sale Agreement; provided that no amendment to or document agreement or instrument delivered under the Senior Loan Agreement shall be deemed a Transaction Document.

“Transactions” means the transactions contemplated by the Transaction Documents.

“UHI” means United Hydrogen, Inc.

1.2              Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Agent	6.9
Agreed Principles	1.1(a) (in definition of Net Working Capital)
Agreement	Preamble
Allocation Statement	3.2(a)
Ancillary Lease Documents	4.10(b)
Anti-Bribery Laws	4.23
A.S.	8.2(a)
Balance Sheet	4.7
Balance Sheet Date	4.7
Buyer	Preamble
Buyer Benefit Plans	6.15(b)
Buyer Documents	5.2
Buyer Employee Documents	6.15(a)
Certificate of Merger	2.3
Certificates	2.7(a)
Charges	10.11(d)
Closing	2.2
Closing Date	2.2
Closing Debt	3.2(b)

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Term	Section
Closing Statement	3.2(b)
Closing Working Capital	3.2(b)
Company	Preamble
Company Continuing Employees	6.15(a)
Company Disclosure Schedule	Article IV
Company Documents	4.2
Company Pension Plan	4.14(d)
Confidentiality Agreement	6.5
Cryo Gas	6.19
DGCL	Recitals
Dispute Notice	3.2(c)
D&O Tail Policy	6.6
Earn-Out End Date	3.3(a)
Earn-Out Payment	3.3(a)
Earn-Out Payment Determination	3.3(c)
Earn-out Shares	3.3(a)
Effect	1.1(a) (in definition of Material Adverse Effect)
Effective Time	2.3
Environmental Permits	4.18
ERISA Affiliate	4.14(f)
Estimated Debt	3.2(a)
Estimated Statement	3.2(a)
Estimated Working Capital	3.2(a)
Export Approvals	4.26(c)
Final Earn-Out Payment Determination	3.3(c)
Financial Statements	4.6
First Earn-Out End Date	3.3(a)
First Earn-Out Payment	3.3(a)
Independent Accountant	3.2(d)
Independent Third Party	3.3(c)
Letter of Transmittal	3.1(b)
Management Employees	Recitals
Management Employee Employment Arrangements	Recitals
Material Contracts	4.13(a)
Merger	Recitals
Merger Sub	Preamble
Net Negative Purchase Price Adjustment Amount	3.2(e)
Net Positive Purchase Price Adjustment Amount	3.2(e)
Open Source Software	4.12(i)
Palm Springs Property Acquisition	Recitals
Palm Springs Property Expenses	1.1(a) (in definition of Company Transaction Expenses)
Payment Offset	6.19
Payoff Debt	3.1(e)
Payoff Letters	3.1(e)

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Term	Section
Performance Test Protocol	1.1(a) (in definition of Charleston Plant Expansion Phase II)
Pre-Closing Insurance Payment	6.19
Privacy Laws and Requirements	4.24(a)
Proposal	6.9
Purchase Price Adjustment	3.2(e)
Real Property Lease	4.10(b)
Related Persons	4.29
Section	1.3(a)(v)
Section 280G	6.11
Second Earn-Out End Date	3.3(a)
Second Earn-Out Payment	3.3(a)
Stockholders’ Representative	Preamble
Software Products	4.12(a)
Specified Documents	10.4
Spinout(s)	8.2(a)
Stockholder	2.7(a)
Stockholder Approval	Recitals
Subordination Terms	3.3(e)
Survival Date	8.1
Surviving Corporation	2.1
Tax Claim	11.3
Termination Date	9.1(a)
Third Party Claim	8.4(a)
Termination Date	9.1(a)
Top Customers	4.13(a)(x)
Top Suppliers	4.13(a)(xi)
Waived Payments	6.11
Voting and Support Agreement	Recitals
WARN ACT	4.15(j)

1.3            Other Definitional and Interpretive Matters.

(a)          Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)             Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)            Dollars. Any reference in this Agreement to “$”, “dollars” or “dollar” shall mean U.S. dollars. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Exhibits or the Company Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in the Company Disclosure Schedule) is or is not material for purposes of this Agreement.

(iii)           Exhibits/Schedules. The Exhibits to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and the Company Disclosure Schedule annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Section of the Company Disclosure Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

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(iv)           Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)            Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi)           Herein. The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)          Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii)         Made Available. Any reference in this Agreement to “made available” means a document or other item of information that was provided to Buyer and its representatives on or before 8:00 AM Eastern time on the third (3rd) Business Day immediately preceding the date hereof in the SharePoint virtual data room managed by Brent Koski in connection with the Transactions.

(b)         The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article II

the merger; CLOSING

2.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

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2.2            Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Eastern Time) at the offices of Goodwin Procter LLP, 620 Eighth Ave, New York, NY 10018 (a) a date to be specified by the parties hereto, which date shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing); or (b) such other time, date or place as may be agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. For the avoidance of doubt, Closing may occur remotely by e-mail or other electronic exchange of documents, including in .pdf format.

2.3            Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

2.4            Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement, and the Certificate of Merger. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. For U.S. federal income Tax purposes, the parties (i) intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder and (ii) adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g). Each party hereto shall prepare its Tax Returns relating to the Merger in a manner consistent with the foregoing intent, unless otherwise required by applicable Law.

2.5            Certificate of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective Time: (a) the certificate of incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated as set forth in the Certificate of Merger, and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 6.6 hereof).

2.6            Directors and Officers of the Surviving Corporation.

(a)          The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)          The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

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2.7            Conversion of Stock .

(a)          Subject to the adjustment provisions of Section 3.2, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock (i) to be canceled in accordance with Section 2.7(d), or (ii) held by any Stockholder who is entitled to and properly demands an appraisal of such shares pursuant to, and complies in all respects with the relevant provisions of, the DGCL (the “Dissenting Shares”)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (A) a number of shares (or a portion thereof) of Buyer Common Stock (calculated as the number of shares of Buyer Common Stock equal to the Closing Per Share Price divided by the Buyer Common Stock Price) equal to the Closing Per Share Price, issuable to the holder thereof in book-entry form through The Depository Trust Company (“DTC”) in accordance with Section 3.1 and (B) the Contingent Per Share Amount, if any, if and when issued as Buyer Common Stock in book-entry form through DTC or paid in cash, as applicable and in the sole discretion of Buyer, in accordance with the terms of this Agreement (collectively, the “Aggregate Per Share Consideration”). From and after the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates (a “Stockholder”), which represented Common Stock immediately prior to the Effective Time (the “Certificates”), shall cease to have any rights with respect thereto, except the right to receive the Aggregate Per Share Consideration. Any Dissenting Share shall not be converted into or represent a right to receive the Aggregate Per Share Consideration pursuant to this Section 2.7(a), but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under Section 262 of the DGCL. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. Notwithstanding the provisions of this Section 2.7(a), if any holder of Common Stock who demands appraisal or purchase of such shares under Section 262 of the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal or purchase, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Common Stock shall no longer be deemed Dissenting Shares pursuant to this Agreement and each such share of Common Stock shall automatically be converted into, and represent only, the right to receive the Aggregate Per Share Consideration as provided in this Section 2.7(a) upon surrender of the Certificates representing such shares of Common Stock in accordance with this Section 2.7(a) an amount in cash, without interest thereon, equal to the Closing Per Share Price, as adjusted pursuant to Section 3.2, if applicable.

(b)          Each share of Common Stock owned by the Company as treasury stock and, in each case, that is issued and outstanding immediately prior to the Effective Time shall be automatically canceled and extinguished without payment of any consideration therefor and without any further action on the part of the Company.

(c)          Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation so that, immediately after the Effective Time, the stockholder of Merger Sub immediately prior to the Effective Time shall be the holder of all of the issued and outstanding capital stock of the Surviving Corporation.

(d)          Notwithstanding anything to the contrary in this Agreement, if there are Dissenting Shares at Closing, Buyer may reduce the amount of any payment to the Company to the extent such payment would otherwise be made to holders of Dissenting Shares.

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2.8            No Further Rights of Transfers. At and after the Effective Time, each Stockholder shall cease to have any rights as a stockholder of the Company, except as otherwise required by applicable Law and except for, in the case of a holder of a certificate representing shares of Common Stock (other than shares of Common Stock to be canceled pursuant to Section 2.7(d)), the right to surrender such certificate in exchange for payment in accordance with Articles II and III, and no transfer of shares of Common Stock shall be made on the stock transfer books of the Surviving Corporation. Certificates presented to the Surviving Corporation after the Effective Time shall be canceled and exchanged for Buyer Common Stock as provided in this Article II. At the Effective Time the stock ledger of the Company with respect to the shares of Common Stock shall be closed.

2.9            Lost Certificates. If any certificate or other instrument that, immediately prior to the Effective Time, represented any of the Common Stock shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such certificate or instrument to be lost, stolen or destroyed and an indemnity reasonably satisfactory to the Surviving Corporation against any claim that may be made against the Surviving Corporation or any of its Affiliates with respect to such certificate or instrument, the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, deliver in exchange for such lost, stolen or destroyed certificate or instrument the Closing Per Share Price with respect to each share of Common Stock formerly represented thereby, as adjusted pursuant to Section 3.2, if applicable.

Article III

MERGER CONSIDERATION

3.1            Exchange Procedures and Certificates; Closing Date Payments by Buyer.

(a)          Exchange Agent. The Parent shall act as exchange agent hereunder for the issuance and delivery of Buyer Common Stock issuable in exchange for shares of Common Stock due hereunder. The Parent shall hold the portion of the Merger Consideration issuable to each Stockholder and received from Buyer pursuant to this Agreement in trust for the benefit of such Stockholders. Any shares of Buyer Common Stock held by the Parent pursuant to this Section 3.1(a) will not be used for any purpose except as expressly provided in this Agreement.

(b)          Exchange Procedures and Certificates. The Company will deliver, on the date hereof, to each Stockholder, (i) a letter of transmittal in the form attached hereto as Exhibit B (the “Letter of Transmittal”), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the right to receive the consideration issuable with respect to shares of Common Stock pursuant to Articles II and III. The Company will, promptly after the Effective Time, deliver such letters of transmittal and instructions to any Person who was a Stockholder of record as of the Effective Time who did not receive such materials prior to the Effective Time. As of the Effective Time and upon surrender by each Stockholder to the Company of the Certificate or Certificates representing shares of Common Stock, duly endorsed or accompanied by duly executed stock transfer powers and a duly executed Letter of Transmittal, such Stockholder shall be entitled to receive forthwith, subject to the terms and conditions hereof and thereof: such Stockholder’s Closing Stock Consideration, and the Certificates so surrendered shall forthwith be canceled, and such Closing Stock Consideration shall be issued by Parent, Buyer or the Company in Buyer Common Stock, in book-entry form through DTC; provided that for the avoidance of doubt, any Stockholder that prior to the Closing surrenders to the Buyer the Certificate or Certificates representing its shares of Common Stock, duly endorsed or accompanied by duly executed stock transfer powers and a duly executed Letter of Transmittal shall be entitled to consideration on the Closing Date in accordance with this Section 3.1 provided such Stockholder also provides to the Buyer the information required by the transfer agent for issuance of such Closing Stock Consideration (the “DTC Information”) and has made the necessary representations and warranties to ensure that such Closing Stock Consideration may be issued pursuant to a “private placement” exemption or exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended or Regulation D promulgated thereunder (the “Private Placement Representations”) in the Voting and Support Agreement. Until surrendered as contemplated by this Section 3.1(b), each Certificate shall, subject to any proper demand of appraisal rights described in Section 2.7(b), be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the portion of the Merger Consideration such Stockholder is entitled to receive as set forth in Section 2.7(a). No interest will be paid or will accrue on the value of any Buyer Common Stock issuable upon surrender of any Certificate.

(c)          Payments in respect of Common Stock. On the Closing Date, Buyer shall issue, or cause to be issued, for the benefit of any Stockholder who has properly surrendered Certificates and such Stockholder’s Letter of Transmittal at least forty-eight (48) hours prior to Closing, an aggregate amount of the Closing Stock Consideration applicable to each such Stockholder in book-entry form through DTC provided such Stockholder provides the DTC Information to the Buyer and has made the Private Placement Representations in the Voting and Support Agreement.

(d)          Payments in respect of Indemnification Holdback Amount and Adjustment Holdback Amount. On the Closing Date, Buyer shall withhold, and not issue for the benefit of Stockholders, Buyer Common Stock in respect of, an amount of Merger Consideration equal to the sum of the Indemnification Holdback Amount and the Adjustment Holdback Amount. Each Stockholder’s portion of any amounts held back which are not set aside for the satisfaction of contingencies, if any, will be issuable if at all only in book-entry form in DTC for the benefit of the Stockholders in accordance with this Agreement and only if at the time of any such issuance the recipients provide the DTC Information to the Buyer and make the Private Placement Representations in a duly executed certificate in the form attached hereto as Exhibit C; provided, however, that if at the time any such issuance for the benefit of the Stockholders is to be made, there is a pending claim (including but not limited to a claim for indemnification arising under Section 8.2 of this Agreement), the portion of the Indemnification Holdback Amount subject to such pending claim shall be retained and not issued by Buyer until the final resolution of such pending claim in accordance with the terms of this Agreement.

(e)          Payments in respect of Funded Debt. On the Closing Date, Buyer shall pay, or cause to be paid, on behalf of the Company and the Subsidiaries, the amount required to repay Funded Debt set forth on Schedule 3.1(e) that is outstanding immediately prior to the Closing (the “Payoff Debt”); provided, however, that the Company shall obtain and deliver to Buyer payoff letters issued by each holder of the Payoff Debt not later than three (3) Business Days prior to the Closing Date, which (A) sets forth the amounts required to repay in full all Payoff Debt owed to such holder on the Closing Date, (B) sets forth the wire transfer instructions for the repayment of such Payoff Debt to such holder, and (C) provides for the automatic release of all Liens granted by the Company or any of the Subsidiaries to such holder or otherwise arising with respect to such Payoff Debt and the termination of all loan and collateral documentation evidencing such Funded Debt, effective upon repayment of such Payoff Debt (collectively, the “Payoff Letters”).

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3.2            Adjustment to Closing Per Share Price.

(a)          Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver Buyer a written statement certified by the chief executive officer of the Company (the “Estimated Statement”) setting forth a good faith estimate of the Closing Working Capital (the “Estimated Working Capital”), and a good faith estimate of the Closing Debt (the “Estimated Debt”), identifying the estimated amount of such Closing Debt that is Funded Debt, each as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date based upon the accounting books and records of the Company and the Subsidiaries. The Estimated Statement shall be binding on the Company, on the one hand, and Buyer, on the other hand, for purposes of this Section 3.2(a) and shall be used to determine the Closing Per Share Price. The Estimated Statement shall be compiled and calculated without giving effect to the transactions contemplated herein. The Estimated Statement will also set forth (A) the name of each Person to receive consideration at the Closing under Section 2.7, (B) the number of shares of Buyer Common Stock issuable to each such Person, (C) the value of Buyer Common Stock issuable to each such Person, (D) the Pro Rata Share for each such Person, (E) the number of shares of Common Stock held by each such Person and (F) the information required by the transfer agent in order to record shares of Buyer Common Stock at DTC for each such Person (the “Allocation Statement”). The Estimated Statement shall be prepared (and the estimates, determinations and calculations contained therein shall be made) in accordance with this Agreement, including the Agreed Principles; provided, in the event that Buyer notifies the Company prior to the Closing that it disputes the Company’s estimate of the Closing Per Share Price or any component of the Estimated Statement, then Buyer and the Company shall cooperate in good faith (including providing reasonable information and supporting material in respect of such calculations) to resolve any such dispute as promptly as practicable, and modify the Estimated Statement and its component calculations as appropriate to reflect any agreed upon adjustments thereto, and the terms defined in this Section 3.2(a) shall be deemed to reflect any such agreed upon modifications. Subject to the foregoing, the Estimated Statement shall be binding on the Company, on the one hand, and Buyer, on the other hand, for purposes of this Section 3.2(a) and shall be used to determine the Closing Per Share Price.

(b)          As promptly as practicable, but no later than ninety (90) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholders’ Representative a statement (the “Closing Statement”) setting forth: (i) Net Working Capital as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date (“Closing Working Capital”); and (ii)  Debt as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date (the “Closing Debt”), identifying the amount of such Closing Debt that is Funded Debt. The determination of Net Working Capital reflected in the Closing Statement shall be prepared (and the estimates, determinations and calculations contained therein shall be made) in accordance with this Agreement, including in a manner consistent with the Agreed Principles.

(c)          During the forty-five (45) day period following receipt of the Closing Statement by the Stockholders’ Representative, the Stockholders’ Representative and its advisors shall have the right, upon reasonable notice to the Company, to reasonable access to the Company’s books and records and such other information as the Stockholders’ Representative shall reasonably request in order to review the Closing Statement. The Closing Statement (and the computation of Closing Working Capital and Closing Debt) delivered by Buyer to the Stockholders’ Representative shall be conclusive and binding on all parties unless the Stockholders’ Representative, prior to the thirtieth (30th) day following receipt of the Closing Statement, delivers a notice to Buyer stating that the Stockholders’ Representative disagrees with such calculation and specifying in reasonable detail those items or amounts as to which the Stockholders’ Representative disagrees and the basis therefor (any such notice, a “Dispute Notice”). The Stockholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Statement, and the calculation Closing Working Capital, or Closing Debt, as applicable, delivered pursuant to Section 3.2(b) that are not the subject of a Dispute Notice.

(d)          If a Dispute Notice is duly delivered pursuant to Section 3.2, the Stockholders’ Representative and Buyer shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital and Closing Debt, as applicable. If during such period, the Stockholders’ Representative and Buyer are unable to reach such agreement, they shall promptly thereafter cause Deloitte & Touche LLP or such other independent accounting firm on which the Stockholders’ Representative and Buyer mutually agree, which agreement shall not be unreasonably withheld, as the case may be (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital and Closing Debt, as applicable (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator and shall not have any authority to interpret any provision of this Section 3.2 or any other provision of this Agreement). Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Buyer and the Stockholders’ Representative shall cooperate with the Independent Accountant and promptly provide, and Buyer shall cause the Company to provide, all documents and information requested by the Independent Accountant. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement, and the Stockholders’ Representative’s calculation of Closing Working Capital or Closing Debt, as the case may be, as to which the Stockholders’ Representative has disagreed in its Dispute Notice duly delivered pursuant to Section 3.2(c). The Independent Accountant’s determination on each item in dispute shall not be greater than the greater value for such item claimed by either the Stockholders’ Representative or Buyer or less than the lower value for such item claimed by either the Stockholders’ Representative or Buyer. The Stockholders’ Representative and Buyer shall direct the Independent Accountant to deliver to the Stockholders’ Representative and Buyer, as promptly as practicable (but in any case, no later than thirty (30) days from the date of its engagement), a report setting forth such calculation. Such report shall be final and binding upon the Stockholders’ Representative and Buyer, shall be deemed a final arbitration award that is binding on Buyer and the Stockholders’ Representative, and neither Buyer nor the Stockholders’ Representative shall seek further recourse to courts or other tribunals, other than to enforce such report. The Independent Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to Independent Accountant. For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of the Stockholders’ Representative’ position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by the Stockholders.

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(e)          The “Purchase Price Adjustment” will be an amount, which may be positive or negative, equal to (1) the Final Working Capital Adjustment, minus (2) the Final Debt Adjustment. If the Purchase Price Adjustment is a positive number (the “Net Positive Purchase Price Adjustment Amount”), Buyer shall issue in book-entry form through DTC for the for the benefit of the Stockholders a number of shares of Buyer Common Stock equal to the Net Positive Purchase Price Adjustment Amount as an adjustment to the amount of the aggregate Closing Per Share. If the Purchase Price Adjustment is a negative number (the absolute value of such number, the “Net Negative Purchase Price Adjustment Amount”), the Stockholders shall not be entitled hereunder to the portion of the Adjustment Holdback Amount equal to the lesser of (i) the Adjustment Holdback Amount and (ii) the Net Negative Purchase Price Adjustment Amount. Buyer, Merger Sub, and the Company acknowledge and agree that if the Net Negative Purchase Price Adjustment Amount exceeds the Adjustment Holdback Amount, the Buyer shall be entitled, at its option, to obtain recourse from the Stockholders directly, jointly and severally, who shall be liable to and pay Buyer in cash for any Net Negative Purchase Price Adjustment Amount that is in excess of the Adjustment Holdback Amount. If the Adjustment Holdback Amount is greater than the Net Negative Purchase Price Adjustment Amount, Buyer agrees to issue in book-entry form through DTC for the benefit of the Stockholders, in accordance with their respective Pro Rata Shares, a number of shares of Buyer Common Stock equal to the difference between the Adjustment Holdback Amount and the Net Negative Purchase Price Adjustment Amount. In the event the Purchase Price Adjustment equals zero, the Buyer shall issue in book-entry form through DTC for the benefit of the Stockholders, in accordance with their respective Pro Rata Shares, a number of shares of Buyer Common Stock equal to the Adjustment Holdback Amount.

(f)           Any payment or issuance pursuant to Section 3.2(e) shall be made at a mutually convenient time and place within five (5) Business Days after Final Working Capital and Final Debt have been finally determined. With respect to any amount owing from the Adjustment Holdback Amount pursuant to Section 3.2(e) or 3.2(f) from Buyer, Buyer shall only issue shares of Buyer Common Stock for the benefit of Stockholders for which Certificates (or properly executed affidavits of loss) and the related Letters of Transmittal have been properly surrendered and delivered and only if at the time of any such issuance such Stockholders provide the DTC Information to the Buyer and make the Private Placement Representations in a duly executed certificate in the form attached hereto as Exhibit C.

3.3            Earn-Out.

(a)          Subject to Section 3.3(b), as additional contingent deferred consideration, the Stockholders collectively (and with respect to each individual Stockholder, in accordance with its respective Pro Rata Shares) shall be eligible to receive after Closing up to an aggregate amount of $1,500,000 (each, an “Earn-Out Payment” and collectively, the “Earn-Out Payments”) comprised of the following two potential payments:

(i)             An aggregate amount equal to $300,000 (the “First Earn-Out Payment”) upon satisfaction in the good faith determination of the Buyer (subject to the dispute resolution provision set forth in Section 3.3(b)), of the First Earn-Out Criteria by no later than the date that is four (4) months immediately following authorization by the Chief Executive Officer of Parent to commence the Charleston Plant Expansion Phase I (the “First Earn-Out End Date”).

(ii)            An aggregate amount equal to $1,200,000 (the “Second Earn-Out Payment”) upon satisfaction in the good faith determination of the Buyer (subject to the dispute resolution provision set forth in Section 3.3(b)), of the Second Earn-Out Criteria by no later than the date that is twelve (12) months immediately following authorization by the Chief Executive Officer of Parent to commence the Charleston Plant Expansion Phase II (the “Second Earn-Out End Date” and each of the First Earn-Out End Date and the Second Earn-Out End Date, an “Earn-Out End Date”).

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Upon reasonable advanced written request by the Stockholders’ Representative, Buyer agrees to provide periodically reasonable updates on the progress of each Earn-Out Criteria to the Stockholders’ Representative. If so earned, each Earn-Out Payment will be satisfied by or on behalf of Buyer, at Buyer’s sole option, in any of the following: (i)  cash in accordance with written instructions from the Stockholders, (ii)  shares of Buyer Common Stock (the “Earn-out Shares”) in book-entry form through DTC for the benefit of the Stockholders or (iii) some combination of such cash and Earn-Out Shares; provided that, with respect to clauses (ii) and (iii), each Stockholder provides the DTC Information to the Buyer and makes the Private Placement Representations in a duly executed certificate in the form attached hereto as Exhibit C. Notwithstanding anything contained herein, in order for a Stockholder to be eligible to receive its Pro Rata Share of the Earn-Out Payment, such Stockholder shall not be in breach of any representation or warranty or covenant or obligation under the Voting and Support Agreement, Letter of Transmittal, any employment arrangement or consulting agreement or any other agreement entered into with Buyer or any of its Affiliates (including the Company and its Subsidiaries). Notwithstanding anything contained herein, if any force majeure (including, acts of God; labor disputes; acts of civil or military authority or governmental action) occurs after authorization by the Chief Executive Officer of Parent to commence the Charleston Plant Expansion Phase I or the Charleston Plant Expansion Phase II that effects in any material adverse respect the ability of the Earn-Out Criteria to be satisfied under Section 3.3(a)(i) or (ii) prior to the applicable Earn-Out End Date, such Earn-Out End Date will be automatically extended for the period of the continuation of such material adverse impact of the force majeure.

(b)          If any Earn-Out Payment has not been previously satisfied, as soon as practicable after the end of the applicable Earn-Out End Date, Buyer shall provide the Stockholders’ Representative, by notice in writing, with its determination with respect to whether or not the applicable Earn-Out Criteria have been satisfied (the “Earn-Out Payment Determination”), including a reasonable explanation of the basis for such determination. If the Stockholders’ Representative has not objected to such Earn-Out Payment Determination by written notice to Buyer within fifteen (15) Business Days of its receipt, such Earn-Out Payment Determination shall be deemed the “Final Earn-Out Payment Determination” and shall be final, binding and conclusive for all purposes hereunder. If a written objection notice is timely delivered by the Stockholders’ Representative, the parties shall use their commercially reasonable efforts to reconcile such objections for a period of not less than thirty (30) days, and any mutual agreement as to the Earn-Out Payment Determination achieved during such thirty (30) day period shall be final, conclusive and binding. If the parties are unable to resolve such dispute in spite of their respective good faith commercially reasonable efforts for such thirty (30) days period, either Buyer or the Stockholders’ Representative may submit the items in dispute for determination to an independent party of nationally recognized expertise in the construction and operation of industrial hydrogen liquefaction operations mutually agreeable to Buyer and the Stockholders’ Representative (the “Independent Third Party”). In such event, the determination of the Independent Third Party, which shall be limited narrowly to only such items as are in dispute, shall be deemed final, conclusive, and binding on the parties, and which together with any other agreed elements of the determination shall represent the Final Earn-Out Payment Determination. The fees and expenses of the Independent Third Party shall be allocated equally between Buyer, on the one hand, and the Stockholders in accordance with their respective Pro Rata Shares, on the other hand.

(c)          Post-Closing Earn-Out Obligations of Buyer. Buyer and its Affiliates will not knowingly take any action the sole purpose of which is to circumvent or materially adversely affect Stockholders’ ability to receive any Earn-Out Payment; provided that, for the avoidance of doubt, this sentence shall not prohibit any agreement under the Senior Loan Agreement and required by the Senior Lenders. As of the date hereof, the Buyer intends to invest approximately Six Million Five Hundred Thousand Dollars ($6,500,000) in accordance with the investment schedule set forth on Exhibit D (the “Plant Investment Schedule”) for the purpose of expanding the liquid hydrogen production capacity at the Company’s plant, and the Buyer agrees to consult in good faith with the Stockholders Representative and consider the reasonable views of the Stockholders Representative in the event the Buyer seeks to modify the Plant Investment Schedule in a manner materially adverse to the ability of the Stockholders to receive any Earn-Out Payment.

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(d)          Acceleration of Earn-out Payment. In the event of the consummation after the Closing Date and prior to an Earn-Out End Date of any of the following enumerated occurrences, the remaining Earn-out Payments shall become immediately due and payable (regardless of whether the Earn-Out Criteria have been satisfied), provided that any Earn-Out Payment that has already been made or has already been calculated following determination or deemed determination of the Final Earn-Out Payment Determination in respect of that Earn-Out Payment, shall not be due and payable in connection with this Section 3.3(d):

(i) Buyer sells the Company or all, or substantially all, of the assets thereof;

(ii) the Board of Directors of Parent determine and publicly announce that Parent will permanently or indefinitely exit the hydrogen production business, or

(iii) a “Sale Event” as defined in Parent’s publicly filed Stock Option and Incentive Plan.

(e)          Subordination. Notwithstanding the other provisions of this Section 3.3, the payment of any Earn-Out Payment is and shall be subject to the satisfaction (or waiver by the requisite Senior Lenders) of the terms set forth on Exhibit I hereto (the “Subordination Terms”) and Buyer shall not pay, and the Stockholders shall not receive, any Earn-Out Payment unless and to the extent the Subordination Terms are satisfied (or waived by the requisite Senior Lenders).

3.4            Tax Matter.

(a)          Withholding. Buyer (and its Affiliates) shall be entitled to deduct and withhold any amount from the consideration otherwise payable or issuable, as applicable, pursuant to this Agreement, as Buyer (or its Affiliates) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, including but not limited to, as a result of (i) the compensatory nature of such, (ii) a change in Law after the date hereof or (iii) the Company’s failure to provide the certificate in accordance with Section 6.8. To the extent that such amounts are so withheld and paid over to the proper Taxing Authority, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid in accordance with the terms of this Agreement.

(b)          Tax Treatment of Contingent Payment Amounts. All parties hereto agree for all tax purposes that: (i) the right of the Stockholders to the Holdback Amount and the Earn-Out Payment shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code (if the necessary requirements are satisfied) and any corresponding provision of foreign, state or local law, as appropriate; and (ii) Buyer shall be treated as the owner of the Holdback Amount and the Earn-Out Payment solely for tax purposes, and all interest and earnings earned from the investment and reinvestment of the Holdback Amount and the Earn-Out Payment, or any portion thereof, shall be allocable to Buyer pursuant to Section 468B(g) of the Code. The Holdback Amount and the Earn-Out Payment shall be treated as additional purchase price (subject to imputation of interest under Section 483 or Section 1274 of the Code). For the avoidance of doubt, any deferred contingent purchase price or additional purchase price, even if paid with Buyer Common Stock, will be subject to imputation of interest under Section 483 or Section 1274 of the Code.

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3.5            Allocation of Merger Consideration. Buyer shall be entitled to rely on the Allocation Statement and in no event will Buyer, Merger Sub or any of their respective Affiliates (including the Surviving Corporation) be liable to any Stockholder with respect to any claim that the Buyer Common Stock issuable pursuant to the Allocation Statement are incomplete or inaccurate or that such Stockholder was entitled to receive issuance of any other amount of Buyer Common Stock, subject to actual issuance of the Buyer Common Stock set forth in the Allocation Statement to such Stockholder and the terms of this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure schedule delivered to Buyer prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Buyer and Merger Sub that, as of the date hereof and as of the Closing Date:

4.1            Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its material properties and to carry on its business in all material respects as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer copies of the Certificate of Incorporation and the Bylaws, in each case, as in effect as of the date of this Agreement.

4.2            Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the Transactions (the “Company Documents”), and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the Company Documents and the consummation by the Company of the Merger and other Transactions have been duly authorized by the board of directors of the Company, and no other corporate action on the part of the Company (other than the Stockholder Approval) is necessary to authorize the execution, delivery and performance of this Agreement and each of the Company Documents and the consummation of the Merger and other Transactions. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

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4.3            Conflicts; Consents of Third Parties.

(a)          None of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation by the Company of the Transactions, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the Certificate of Incorporation or the Bylaws; (ii) any Material Contract or Permit to which the Company or any of the Subsidiaries is a party or related to the Business or the Palm Springs Property; (iii) any Order applicable to the Company or any of the Subsidiaries or by which any of the properties or assets of the Company or any of the Subsidiaries are bound or applicable to the Business or the Palm Springs Property; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii), and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to be material to the Company or any of the Subsidiaries, individually or in the aggregate.

(b)          No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or any of the Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the Company Documents, the compliance by the Company with any of the provisions hereof or thereof, or the consummation by the Company of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL.

4.4            Capitalization.

(a)          The authorized capital stock of the Company consists of 10,000 shares of Common Stock. As of the date hereof: (i) there are 6,309 shares of Common Stock issued and outstanding. All shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, are free and clear of all Liens and have not been issued in violation of any preemptive rights. The entire authorized and outstanding capital stock of the Company is correctly set forth on Section 4.4(a) of the Company Disclosure Schedule, inclusive of a true, correct and complete list of (i) the name of each Stockholder and (ii) the number of shares of Common Stock held by such Stockholder as of the date hereof. The Stockholders are the only record holders of all outstanding shares of the Company’s capital stock. There are no other issued and outstanding shares of capital stock or other securities of the Company and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Company. The allocation of Merger Consideration set forth in the Allocation Statement is not in conflict with the requirements of the Company’s Certificate of Incorporation, any equity plans, applicable Law and any Contract to which the Company is a party.

(b)          There is no outstanding option, warrant, call, right, or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of the Company. There are no outstanding or authorized equity appreciation, phantom equity or similar rights, plans or arrangements with respect to the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Common Stock of the Company and, to the Knowledge of the Company, no such trust or other Contract exists. There are no outstanding obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any equity securities of the Company or any of the Subsidiaries and neither the Company nor any of the Subsidiaries has redeemed any equity securities.

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(c)          There is no liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register any shares of the Company’s capital stock or other securities of the Company, whether currently outstanding or that may subsequently be issued.

4.5            Subsidiaries.

(a)          Section 4.5(a) of the Company Disclosure Schedule sets forth the name of each of the Subsidiaries, and, with respect to each Subsidiary: (i) the jurisdiction in which it is incorporated or organized; (ii) the number of shares of its authorized capital stock or membership interests; and (iii) the number and class of shares or membership interests thereof duly issued and outstanding, the names of all holders thereof and the number of shares of stock or membership interests held by each such holder. Each of the Subsidiaries is a duly organized and validly existing corporation or other entity in good standing to the extent such concepts are recognized under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate (or similar entity) power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. Each of the Subsidiaries is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing to the extent such concepts are recognized under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer copies of the organizational documents of each of the Subsidiaries as currently in effect.

(b)          The outstanding shares of capital stock of each of the Subsidiaries are validly issued, fully paid and non-assessable and have not been issued in violation of any preemptive rights, and all such shares or other equity interests represented as being owned by the Company are owned by it free and clear of any and all Liens. There is no outstanding option, warrant, call, right or Contract to which any of the Subsidiaries is a party requiring, and there are no convertible securities of any of the Subsidiaries outstanding which upon conversion would require, the issuance of any shares of capital stock or other securities of any of the Subsidiaries or other securities convertible into shares of capital stock or other equity interests of any of the Subsidiaries. There are no Liens on or other Contracts relating to the ownership, transfer or voting of any of the capital stock or other securities of any of the Subsidiaries and there are no existing rights with respect to registration of any of the capital stock or other securities of any of the Subsidiaries. There are no outstanding or authorized equity appreciation, phantom equity or similar rights, plans or arrangements with respect to the Subsidiaries. Neither the Company nor any of the Subsidiaries owns any stock, partnership interest, joint venture interest or other equity ownership interest in any Person other than the Subsidiaries.

4.6            Financial Statements.

(a)          The Company has made available to Buyer copies of: (i) the audited consolidated balance sheets of the Company and the Subsidiaries as at December 31, 2017, December 31, 2018 and December 31, 2019, the related audited consolidated statements of operations, stockholders’ equity and cash flows of the Company and the Subsidiaries for the fiscal years then ended; and (ii) the unaudited consolidated balance sheet of the Company and the Subsidiaries as of April 30, 2020 and the related unaudited consolidated statements of operations and cash flows of the Company and the Subsidiaries for the four-month period then ended (such audited and unaudited statements, including the related notes thereto are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto, each of the Financial Statements has been prepared in accordance with GAAP consistently applied, with the exception of the absence of normal year-end audit adjustments (the effect of which will not be material, individually or in the aggregate), and footnotes in the unaudited financial statements (that if presented, would not differ materially from those presented in the audited Financial Statements), and fairly presents in all material respects the consolidated financial position, results of operations and cash flows of the Company and the Subsidiaries on a consolidated basis as at the dates and for the periods indicated therein.

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(b)          The Company and each of its Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, consistently applied. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company or any of its Subsidiaries. There have been no instances of fraud by any current or past employee, consultant or director of the Company or any of its Subsidiaries, whether or not material, that occurred during any period covered by the Financial Statements and neither the Company, nor any of its Subsidiaries, nor any of their respective auditors or accountants, nor any current or past employee, consultant or director of the Company or any of its Subsidiaries has identified or discovered any fraud, whether or not material, that involves the management or other current or past employees, consultants or directors of the Company or any of its Subsidiaries who has a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries, or any written claim, or any other claim or allegation, regarding any of the foregoing. Neither the Company, nor any of its Subsidiaries nor, any current or past director, officer, employee, auditor or accountant of the Company or any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or its internal accounting controls or any material inaccuracy in the Financial Statements. No attorney, auditor or accountant representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company or any of its Subsidiaries or to any director or officer of the Company or any of its Subsidiaries evidence of a material violation of Law, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective current or past officers, directors, employees or agents. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company or any of its Subsidiaries which would adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial data. There has been no change in the accounting policies of the Company or any of its Subsidiaries since inception, except as described in the Financial Statements. All reserves established by the Company that are set forth in or reflected in the Financial Statements have been established in accordance with GAAP and are adequate. Neither the Company nor any of its Subsidiaries has any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated by the United States Securities and Exchange Commission.

(c)            All of the accounts receivable of the Company and the Subsidiaries are obligations arising from sales made or services performed in the normal course of business, after deducting the reserve for doubtful accounts in accordance with GAAP and are valid and enforceable claims. Since the Balance Sheet Date, the Company and each of the Subsidiaries have collected their accounts receivable in the Ordinary Course of Business and have not accelerated any such collections. Neither the Company nor any of the Subsidiaries has any accounts receivable or loans receivable from any Person which it is affiliated with or any of the directors, officers, employees, stockholders or Affiliates of the Company and any of the Subsidiaries (other than accounts receivable or loans receivable from the Company or any of the Subsidiaries).

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(d)          All accounts payable and notes payable of the Company and the Subsidiaries arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent in its payment. Since the Balance Sheet Date, the Company and each of the Subsidiaries have paid their accounts payable in the Ordinary Course of Business. Neither the Company nor any of the Subsidiaries has any accounts payable to any Person with which it is affiliated or any of the respective directors, officers, employees, stockholders or Affiliates of the Company and any of the Subsidiaries (other than accounts payable to the Company or any of the Subsidiaries).

4.7            No Undisclosed Liabilities. Neither the Company, nor any of the Subsidiaries, nor the Palm Springs Property has any Liabilities of any kind, other than Liabilities: (i) reflected in or reserved against on the balance sheet of the Company and the Subsidiaries as of December 31, 2019 (the “Balance Sheet” and such date, the “Balance Sheet Date”); or (ii) incurred in the Ordinary Course of Business after the Balance Sheet Date (none of which relate to a tortious act, breach of contract or violation of Law).

4.8            Absence of Certain Developments. Except as contemplated by this Agreement or as set forth on Section 4.8 of the Company Disclosure Schedule, since the Balance Sheet Date: (i) the Company and each of the Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business; (ii) there has not been any event, change, fact, occurrence, or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) there has not been any material damage, destruction or loss, or any material interruption in use, of the Palm Springs Property, whether or not covered by insurance; and (iv) except for the Transactions, neither the Company nor any of the Subsidiaries has taken any action that would, if taken after the date hereof, be prohibited by Section 6.2.

4.9            Taxes(a).

(a)          Each of the Company and the Subsidiaries has timely filed all income and other material Tax Returns and reports required to be filed by it (taking into account all applicable extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects. All Taxes required to be paid by the Company or any of the Subsidiaries (whether or not shown on such Tax Returns) have been duly and timely paid by it.

(b)          The unpaid Taxes of the Company and its Subsidiaries did not, as of the Balance Sheet Date, materially exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than any notes thereto). Since the Balance Sheet Date, neither the Company nor any of the Subsidiaries has incurred any material liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

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(c)          All Taxes required to be withheld by the Company or any of the Subsidiaries have been withheld and have been (or will be) duly and timely paid to the proper Taxing Authority.

(d)          As of the date of this Agreement, (i) no deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of the Subsidiaries that are still pending, (ii) no requests for waivers or extensions of the time to assess any Taxes have been made that are still pending, (iii) no income or other Tax Return of the Company or the Subsidiaries is under current examination by any Taxing Authority, nor has the Company or any Subsidiary received written notice indicating intent to open an audit or other review or a request for information related to Tax matters, (iv) no Person has executed any waiver of any statute of limitations on any material Tax of or with respect to the Company or the Subsidiaries, which waiver or extension is currently in effect, (v) no claim has been made in writing by a Governmental Body in a jurisdiction where the Company or an applicable Subsidiary does not file a Tax Return that the Company or the applicable Subsidiary is or may be subject to Taxes assessed by such jurisdiction, and (vi) there is no dispute or disagreement outstanding with any Governmental Body regarding any material liability or potential liability for any Tax (including in each case penalties or interest) recoverable from the Company or any of its Subsidiaries or regarding the availability of any relief from Tax to the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no facts or circumstances which make it reasonably likely that any such dispute or disagreement will commence.

(e)          The Company (i) has not been a member of any affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group that common parent of which is the Company) and (ii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of U.S. state, local, or non-U.S. law), as a transferee or successor or by contract (other than a contract entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes).

(f)           Neither the Company nor any Subsidiary is, or has been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)          Except as set forth in Section 4.9(g) of the Company Disclosure Schedule, the Company does not have any interest in a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(h)          Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred intercompany transactions described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax law) occurring on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (vii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or a Subsidiary from any period ending on or before the Closing Date to any period ending after such date

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(i)           The Company has no disclosure obligations under Section 6662 of the Code or comparable provisions of state, local or foreign Law and has not participated in any listed transactions or reportable transactions within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. The Company has not consummated, has not participated in, and is not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(j)           The Company has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and the Treasury Regulations promulgated thereunder.

(k)          There is no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits or similar items under Sections 382, 383 or 384 of the Code, the separate return limitation year rules or comparable provisions of foreign state or local Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

(l)           The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes), nor does the Company have any liability or potential liability to another party under such an agreement.

4.10          Real Property.

(a)          Neither the Company nor any Subsidiary owns any real property.

(b)          Section 4.10(b) of the Company Disclosure Schedule sets forth a list of the street address(es) of all real property currently used in connection with the Business of, any of the Company or any Subsidiary, including with respect to each property, the address location and use.

(c)          Section 4.10(c) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) the street addresses of the Leased Real Properties that the Company or a Subsidiary leases or subleases or that are used in connection with the Business, as of the date hereof, (ii) each lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addendum, riders and other documents constituting a part of the Real Property Leases, and the identification of all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of Leased Real Property, including, without limitation, all memoranda of lease, estoppel certificates, consents, commencement date letters, letters of extensions, subordination, non-disturbance and attornment agreements, documents or correspondence that affects or may affect the tenancy at any Leased Real Property (collectively the “Ancillary Lease Documents”), (iii) the identity of the lessor, lessee, and current occupant (if different than the lessee) of each such parcel of Leased Real Property, (iv) the length of term for the tenancy (referencing applicable renewal periods) and rental payment amounts (including escalations) pertaining to each such parcel of Leased Real Property, and (v) the current use of each such parcel of Leased Real Property.

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(d)            Except as set forth on Section 4.10(d)(i) of the Company Disclosure Schedule, with respect to each lease and sublease listed on Section 4.10(c) of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries (as applicable) has a valid leasehold interest in the Leased Real Property, free and clear of any and all easements, covenants, restrictions, non-monetary encumbrances of record, and Liens other than the Permitted Exceptions and (ii) to the Knowledge of the Company, each Real Property Lease is legal, valid, binding, enforceable (assuming the enforceability against all other parties to such lease or sublease) in accordance with its terms, and in full force and effect with respect to the Company and/or its Subsidiaries, as applicable, except as such enforceability may be limited by (A) applicable insolvency, bankruptcy, reorganization, moratorium, or other similar Laws affecting creditors’ rights generally and (B) applicable equitable principles (whether considered in a proceeding at Law or in equity). Neither the Company nor its Subsidiaries have received or provided any written notice of any event or occurrence that has not been resolved and that has resulted or could reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Real Property Lease. The Company has delivered to Buyer full, complete and accurate copies of each of the Real Property Leases and all Ancillary Lease Documents. The rental amount set forth in each Real Property Lease of the Leased Real Property is the actual rental amount being paid, and there are no separate Contracts or understandings with respect to the same. The Company and its Subsidiaries have not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of their rights or interests in the leasehold or subleasehold under any of the Real Property Leases or any Ancillary Lease Documents, except as otherwise set forth on Section 4.10(d)(ii) of the Company Disclosure Schedule.

(e)            The Company has made available to the Buyer true and accurate copies of the title insurance policies, title reports, surveys, certificates of occupancy, environmental reports and audits, construction documents, loan documents, appraisals, permits, Liens, title and other documents relating to or otherwise affecting the Leased Real Property, the operations of the Company and its Subsidiaries thereon or any other uses thereof which are in the possession or control of the Company.

(f)             Except for the Permitted Exceptions, each of the Company and its Subsidiaries that leases Leased Real Property has peaceful and undisturbed possession of such parcel of Leased Real Property and there are no contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which they are currently being used.

(g)            Except as set forth on Section 4.10(g) of the Company Disclosure Schedule, to the Companies’ Knowledge, there is no existing or pending, or threat of any, condemnation action or proceeding or similar actions or casualties related to any part of the Leased Real Property.

(h)            The Leased Real Property comprises all of the real property used by the Company and its Subsidiaries in connection with its business and is sufficient for the continued conduct of such business after the Closing in substantially the same manner as conducted prior to the Closing.

(i)              Except as described in Section 4.10(i) of the Company Disclosure Schedules, to the Companies’ Knowledge, none of the Company or its Subsidiaries has received notice of any violation of applicable zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar laws, rules, ordinances or regulations, including, without limitation and to the extent applicable, the American With Disabilities Act of 1990, all as the same are amended from time to time and all orders and regulations promulgated thereto, with respect to the Leased Real Property. The Company and its Subsidiaries have not received any notice of any default under any of the covenants, easements or restrictions affecting or encumbering any Leased Real Property or any constituent or portion thereof which remains unresolved.

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(j)              Except as set forth on Section 4.10(j) of the Company Disclosure Schedule, to the Companies’ Knowledge, all of the Real Property is occupied under valid and current certificates of occupancy or similar permits and there are no facts that would prevent the Leased Real Property from being occupied by the Buyer after the Closing in the same manner as occupied by the Company and its Subsidiaries immediately prior to the Closing.

(k)            Except as set forth on Section 4.10(k) of the Company Disclosure Schedule, there have been no improvements or construction of a value in excess of $5,000 in the aggregate made to or constructed on any Leased Real Property with respect to which a valid mechanics’ lien could be filed which would encumber the Leased Real Property.

(l)             Except as set forth on Section 4.10(l) of the Company Disclosure Schedule, there are no security deposits under any of the Real Property Leases or any Ancillary Lease Documents and the Company and its Subsidiaries are not holding a security deposit from any tenant, subtenant or other occupant of any Leased Real Property.

(m)          Except as set forth on Section 4.10(m) of the Company Disclosure Schedule, no lease or other Contract affecting any Leased Real Property contains any rights of first refusal or options to purchase the applicable Leased Real Property or any portion thereof or any other similar rights.

(n)            Except as set forth on Section 4.10(n) of the Company Disclosure Schedule and in the Permitted Exceptions, there are no material tax abatements or exemptions specifically affecting the Leased Real Property, and the Company and its Subsidiaries have not received any written notice of (and the Company and its Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any of the Leased Real Property or of any proposed public improvement assessments in each case that will result in the taxes or assessments payable in the next tax period increasing by an amount material to the Company or its Subsidiaries.

(o)            Neither the Company or its Subsidiaries nor any constituent partner of any of the foregoing is a foreign corporation, foreign partnership or foreign estate (as such terms are defined in Section 1445 of the Internal Revenue Code).

(p)            To the Knowledge of the Company, the Company and its Subsidiaries that lease the Leased Real Property have the full right to exercise any options contained in the Real Property Leases and any Ancillary Lease Documents pertaining to the Leased Real Property on the terms and conditions contained therein.

(q)            Section 4.10(q) of the Company Disclosure Schedule sets forth a complete and accurate list of all real properties previously owned or leased by the Company or any Subsidiary or used in connection with the Business and the Company confirms that the Company and its Subsidiaries have no liabilities or obligations in connection with such real properties.

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4.11          Tangible Personal Property.

(a)            Neither the Company nor any of the Subsidiaries has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a material default, by the Company or any of the Subsidiaries, under any lease of material personal property in effect on the date hereof with respect to which the Company or a Subsidiary is the lessee or to which is used in connection with the Business, and to the Knowledge of the Company, there is no such default or event of default. Section 4.11(a) of the Company Disclosure Schedule sets forth the material personal property (i) owned by the Company or any Subsidiary or (ii) used in connection with the Business. Except as set forth on Section 4.11(a) of the Company Disclosure Schedule, the Company and the Subsidiaries own good title to, hold pursuant to valid leases or otherwise have the valid and legal right to use, all of their material tangible personal property shown to be owned by them on the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the Balance Sheet Date (except for such personal property sold or disposed of subsequent to the date thereof in the Ordinary Course of Business), free and clear of all Liens, except for Permitted Exceptions.

(b)            Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, the books and records of the Company and each of its Subsidiaries reflect, in all material respects, the machinery, equipment and other tangible personal property owned or leased by the Company and its Subsidiaries or used in connection with the Business and such assets are sufficient for the continued operation of the business of the Company and its Subsidiaries.

4.12          Intellectual Property.

(a)            Section 4.12(a) of the Company Disclosure Schedule contains a complete and accurate list of (i) all registered, applied-for, issued or filed Patents, Marks, domain names, and Copyrights included in the Company Intellectual Property and owned or purported to be owned by the Company or any of the Subsidiaries (collectively, “Company Registered Intellectual Property”), and (ii) any material unregistered Company Intellectual Property (including Software) owned by the Company or any of the Subsidiaries. All Company Registered Intellectual Property is currently in compliance with all payment, filing and other legal requirements, and is recorded in the name of the Company (or one of the Subsidiaries, as applicable). No Patent included in the Company Registered Intellectual Property has been or is now involved in any reissue, reexamination, inter-partes review, post-grant review, or opposition proceeding. All Company Registered Intellectual Property is valid and enforceable by the Company (or, as applicable, its Subsidiary). There is no Legal Proceeding pending or threatened in writing in which a claim of adverse ownership, unenforceability, invalidity or other opposition to or conflict with any Company Registered Intellectual Property is asserted or otherwise alleged.

(b)            The Company or the applicable Subsidiary solely and exclusively owns all Company Intellectual Property owned or purported to be owned by the Company or any Subsidiary, free and clear of all Liens other than Permitted Exceptions. The Company or a Subsidiary owns, or has a valid and enforceable license to, all Intellectual Property used or held for use in the conduct of the respective businesses of the Company and each Subsidiary. Following the Closing Date, the Company and each Subsidiary will have the same rights and privileges in and to all of the Company Intellectual Property as the Company or each such Subsidiary had immediately prior to the Closing Date. Following the execution of the intellectual property assignment agreements described in Section 7.2(d)(xii)-(xiv), none of the Management Employees owns or will own any Intellectual Property that has been or is currently used or held for use in the Company. The Company possesses, whether in hard copy or electrical format, all research and development records, equipment records, warranty information, engineering, design or manufacturing plans and specifications, records or manuals of operations, procedures or processes (including control sheets, work instructions), and quality management or control documentation, each as related to products and services (including products and services currently in development) of the business of the Company, and as necessary to operate the tangible personal property owned or used by the Company (including equipment and machinery).

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(c)            The Company and the Subsidiaries have taken all reasonable steps to protect and maintain the confidentiality and value of all Trade Secrets included in the Company Intellectual Property, including entering into written agreements that provide reasonable protection for such Trade Secrets with all of their respective current and former employees, independent contractors or consultants who have accessed such Trade Secrets. There has been no disclosure of any of the material Trade Secrets included in the Company Intellectual Property to any third party, other than those contractually obligated to maintain such information as confidential pursuant to a written confidentiality agreement) that are intended to be maintained as confidential by the Company or a Subsidiary.

(d)            No activity by the Company or any Subsidiary, or the operation of their respective businesses, infringes, misappropriates or violates (or in the past six (6) years has infringed, misappropriated or violated) any Intellectual Property of any other Person. There are no, and have been no, Legal Proceedings pending, or threatened in writing, against the Company or a Subsidiary alleging that any activity of the Company or a Subsidiary, or the operation of their respective businesses, infringes, misappropriates or violates (or in the past infringed, misappropriated or violated) any Intellectual Property of any other Person.

(e)            To the Knowledge of the Company, there is no, nor in the past six (6) years has there been, any infringement, misappropriation or violation by any Person of any Company Intellectual Property. Neither the Company nor the Subsidiaries has commenced, or threatened in writing, any Legal Proceeding alleging any infringement, misappropriation or violation by any Person of any Company Intellectual Property.

(f)             All former and current employees, shareholders, officers, consultants and contractors of the Company or the Subsidiaries, or any other Person that has contributed to or participated in the development, commercialization or other exploitation of material Intellectual Property for or on behalf of the Company or a Subsidiary, have validly assigned all rights therein or thereto to the Company or Subsidiary, as applicable, pursuant to a proprietary information, confidentiality and intellectual property assignment agreement substantially in the form that has been provided to Buyer.

(g)            No funding or facilities of a Governmental Body, or a university, college, other educational institution or research center, was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for a Governmental Body, or a university, college, other educational institution or research center, in a manner that would materially affect the rights of the Company or the Subsidiaries, as applicable, in any Company Intellectual Property.

(h)            The Company IT Systems operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient, in all material respects, for the conduct of the business as currently conducted.  Each of the Company and its Subsidiaries owns or has valid rights to access and use all IT Systems. The Company and the Subsidiaries has taken commercially reasonable measures to maintain the performance, security and integrity of the Company IT Systems. There has been no unauthorized access to, or intrusions or breaches of the security of, the IT Systems, except as would not reasonably be expected to be material or the Company and its Subsidiaries.  Except as set forth on Section 4.14(h) of the Company Disclosure Schedule, in the past twelve (12) months there have been no failures, breakdowns or continued substandard performance in the IT Systems that, in each case, have caused any material disruption or interruption in or to the conduct of the business of the Company or its Subsidiaries.

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(i)              Neither the Company nor the Subsidiaries distribute or make available any Software that (i) contains any “viruses”, “worms”, “time bombs”, “key-locks”, or any other devices created that could disrupt or interfere with the operation of such Software or the hardware upon which such Software operates, or the integrity of data or file without the user’s consent, or (ii) includes or installs any spyware, adware, or other similar program that monitors the use of the Software or a user’s actions, or contacts any remote computer, without the knowledge and express consent of the user(s) of such Software.

(j)              Neither the Company or the Subsidiaries has granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any Software included in the Company Intellectual Property, or provided or disclosed any source code of any such Software included in the Company Intellectual Property, or deposited any such source code into an escrow account. To the extent the Company or any Subsidiary uses any Software governed by a license meeting Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), any Creative Commons License or any license substantially similar to any of the foregoing, including the GNU General Public License and GNU Lesser General Public License (such software, “Open Source Software”) in any way, the Company and the Subsidiaries are not required under any such license to (A) make or permit any disclosure or to make available any source code for its (or any of its licensors’) proprietary Software or (B) distribute or make available any of such proprietary Software or other Intellectual Property (or to permit any such distribution or availability).

4.13          Material Contracts.

(a)            Section 4.13(a) of the Company Disclosure Schedule sets forth all of the following Contracts to which the Company or any of the Subsidiaries is a party or by which it is bound, in each case, as of the date of this Agreement (collectively, all Contracts required to be set forth on Section 4.13(a) of the Company Disclosure Schedule, the “Material Contracts”):

(i)              Contracts with any Stockholder or any current officer or director of the Company or any of the Subsidiaries (other than Company Benefit Plans or Contracts made in the Ordinary Course of Business on terms generally available to similarly situated non-affiliated parties);

(ii)              any redemption or purchase agreements or other agreements affecting or relating to the securities of the Company or any of the Subsidiaries, including, without limitation, any agreement which includes anti-dilution rights, registration rights, voting arrangements, operating covenants or similar provisions;

(iii)            Collective bargaining agreements and other Contracts with any labor union or association representing any employee of the Company or any of the Subsidiaries;

(iv)             Agreements or offer letters for the employment of any officer or C-level executive of the Company or any of the Subsidiaries, and agreements for the employment of any other Person, in each case, that provide annual base salary in excess of $75,000 per year, provide for severance compensation or provide compensation as a result of, or related to, the execution of this Agreement or the consummation of the transaction contemplated hereby;

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(v)       Contracts for the sale of any of the assets of the Company or any of the Subsidiaries (but excluding Intellectual Property), (other than sales or dispositions of inventory or other assets in the Ordinary Course of Business);

(vi)      Contracts relating to any acquisition made by the Company or any of the Subsidiaries of any operating business or the capital stock of any other Person, in each case;

(vii)     joint venture, partnership, joint development or other similar agreement with a third party;

(viii)    Contracts (including covenants not to sue) pursuant to which the Company or a Subsidiary grants to any Person a license, sublicense or other right to any Company Intellectual Property owned or purported to be owned by the Company or a Subsidiary (other than non-exclusive licenses of Company Intellectual Property owned or purported to be owned by the Company or a Subsidiary granted in the Ordinary Course of Business in connection with the sale or distribution of the products or services of the Company and the Subsidiaries in the form of the Company’s form of customer agreement, copies of which have been provided to Buyer);

(ix)       Contracts (including covenants not to sue) pursuant to which any Person grants to the Company or a Subsidiary a license, sublicense or other right to any Intellectual Property (other than non-exclusive licenses to generally commercially off-the-shelf Software that is made available for a total cost of less than $5,000 per user)”;

(x)        Contracts relating to the acquisition or assignment, sale or transfer of any Intellectual Property;

(xi)       research and development Contracts;

(xii)      any Contract pursuant to which any Legal Proceeding or other dispute is settled, including settlement agreements and covenants not to sue, that impose material restrictions on the Company or any Subsidiary, or that require the Company or any Subsidiary to pay any amount in excess of $25,000;

(xiii)     Contracts containing covenants restricting or limiting the ability of the Company or any of the Subsidiaries to (A) compete in any business with any Person or in any geographic area, (B) engage in any business practices, (C) solicit the employment of, or hire, any potential employees, consultants or independent contractors, or (D) acquire any product, property or other asset (tangible or intangible), or any services, from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person;

(xiv)    Contracts relating to the incurrence of Debt, or the making of, or committing to make, any loans by the Company or any of the Subsidiaries, in each case, involving amounts in excess of $50,000, individually or in the aggregate;

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(xv)        Contracts with the top fifteen (15) customers of the Company and the Subsidiaries as determined by aggregate sale amount for each of fiscal year 2018, fiscal year 2019 and the four month period ending on the date hereof (collectively, the “Top Customers”);

(xvi)         Contracts with the top ten (10) suppliers of the Company and the Subsidiaries as determined by aggregate purchase amount for each of fiscal year 2018, fiscal year 2019 and the four month period ending on the date hereof (collectively, the “Top Suppliers”);

(xvii)        any royalty, dividend or similar arrangement based on the revenues or profits of the Company or its Subsidiaries or any Contract or agreement involving fixed price or fixed volume arrangements;

(xviii)       any Contract with any Governmental Body;

(xix)         any Contract with a term of more than sixty (60) days that is not terminable by the Company or a Subsidiary without penalty on notice of sixty (60) days or less; and

(xx)         any Contract relating to capital expenditures and involving future payments in excess of $10,000 individually or $25,000 in the aggregate;

(xxi)        any Contract that contemplates or involves: (A) the payment or delivery of cash in an amount or having a value in excess of $10,000 in the aggregate during any twelve month period; or (B) the performance of services having a value in excess of $10,000 in the aggregate during any twelve month period; and

(xxii)       any Real Property Leases.

(b)        Each Material Contract is a legal, valid and binding obligation of the Company or a Subsidiary, as applicable, and, to the Knowledge of the Company, of each counterparty thereto and is in full force and effect, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercially reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any of the Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in material breach of, or in material default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or material default thereunder by the Company or any of the Subsidiaries, or, to the Knowledge of the Company, any other party thereto. Neither the Company nor any of the Subsidiaries has received any notice regarding any actual or possible material violation or material breach of, material default under or intention to cancel, terminate, breach or materially modify any Material Contract.

4.14          Employee Benefits Plans.

(a)            Section 4.14(a) of the Company Disclosure Schedule lists each Company Benefit Plan other than those providing for de minimis benefits.

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(b)            The Company has made available to Buyer true, correct and complete copies of: (i) all documents embodying or governing each material Company Benefit Plan (or, in the case of any such material Company Benefit Plan that is unwritten, a written description of the material terms thereof) and any funding medium for the Company Employee Plan; (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required); (iii) to the extent applicable, the most recent summary plan description for each Company Benefit Plan (or other descriptions provided to employees, if any) and all modifications thereto; (vi) to the extent applicable, the most recent actuarial valuation report; (v) to the extent applicable, each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan; and (vi) all non-routine correspondence to and from any governmental agency within the past six (6) years.

(c)            (i) Each Company Benefit Plan has been established, operated, and administered in all material respects in accordance with its terms and all applicable Laws, including without limitation ERISA, the Code, and to the extent applicable, the Patient Protection and Affordable Care Act of 2008, as amended; (ii) no Company Benefit Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, self-correction, or similar program; (iii) no litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any fiduciary thereof and, to the Knowledge of the Company there is no reasonable basis for any such litigation or proceeding; (iv) to the Knowledge of the Company, no litigation or government administrative proceeding (other than those relating to routine claims for benefits) is pending or threatened with respect to any service provider of any Company Benefit Plan that is related to a Company Benefit Plan; (v) the Company Benefit Plans satisfy in all material respects the minimum coverage, affordability and nondiscrimination requirements under the Code.

(d)            (i) All Company Benefit Plans that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable opinion or advisory letter or has received or applied for a favorable determination letter; and (ii) to the Knowledge of the Company no event has occurred since the date of the most recent opinion, advisory, or determination letter or application therefor relating to any such Company Pension Plan that would reasonably be expected to adversely affect the qualification of such Company Pension Plan or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification. The Company has made available to Buyer a correct and complete copy of the most recent opinion, advisory, or determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(e)            All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Company Benefit Plans have been timely made or have been reflected on the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the Balance Sheet Date in accordance with the terms of the Company Benefit Plan and applicable Law.

(f)             Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full. For purposes of this Agreement, “ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

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(g)            None of the Company Benefit Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than through the end of the month of termination or as required by COBRA or similar state or local Law) and the Company has not promised to provide such post-termination benefits other than as required by Law and any conversion rights that may be within a fully-insured health or welfare plan.

(h)            Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Benefit Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(i)              No Company Benefit Plan provides for any tax “gross-up” or similar “make-whole” payments.

(j)              Except as separately set forth on Section 4.14(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, the shareholder approval of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of the Subsidiaries; (ii) further restrict any rights of the Company to amend or terminate any Company Benefit Plan; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(k)            No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States.

(l)              This Section 4.14 represents the sole and exclusive representation and warranty of the Company regarding employee benefit matters.

4.15          Labor and Employment.

(a)            Section 4.15(a) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company and the Subsidiaries as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; average scheduled hours per week; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); any visa or work permit status and the date of expiration, if applicable; and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby.

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(b)            Except as set forth on Section 4.15(b) of the Company Disclosure Schedule, neither the Company nor any of the Subsidiaries employs or otherwise engages any independent contractors, temporary employees, leased employees or any other servants or agents compensated other than through reportable wages paid by the Company or any of the Subsidiaries and reported on a Form W-2 (collectively, “Contingent Workers”).

(c)            The Company and the Subsidiaries are, and for the past three years have been, in material compliance with all applicable laws and regulations respecting labor and employment matters, including fair employment practices, harassment, discrimination, pay equity, restrictive covenants, the classification of independent contractors and employees, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. The Company and the Subsidiaries are not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers.

(d)            Neither the Company nor any of the Subsidiaries is, nor within the past three years has been, a party to, or otherwise obligated under, any collective bargaining agreement or other contract with a labor union or organization that purports to represent any employee of the Company or any of the Subsidiaries. There is no, and during the past three years there has not been, any labor strike, picketing of any nature, organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the business of the Company or any of the Subsidiaries, nor has the Company or any of the Subsidiaries engaged in any unfair labor practice or received any unfair labor practice charge.

(e)            Currently and within the three (3) years preceding the date of this Agreement, neither the Company nor any of the Subsidiaries is, nor has been involved in any way in, any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or internal or external investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, or other unlawful harassment).

(f)             In the last three (3) years, no allegations of sexual harassment have been made to the Company or any of the Subsidiaries against any employee or independent contractor of the Company or any of the Subsidiaries and neither the Company nor any of the Subsidiaries has otherwise become aware of any such allegations. To the Knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation against or involving the Company or any of the Subsidiaries or any employee, director or independent contractor or the Company or any of the Subsidiaries.

(g)            Except as set forth on Section 4.15(g) of the Company Disclosure Schedule, all employees of the Company and the Subsidiaries are employed at-will and no employee is subject to any employment contract with the Company or any of the Subsidiaries, whether oral or written.

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(h)            Except as set forth on Section 4.15(h) of the Company Disclosure Schedule, each employee of the Company and the Subsidiaries has validly executed a non-competition, non-solicitation, confidentiality and/or invention assignment agreement with the Company or any of the Subsidiaries and the Company has delivered a copy of the form of each such agreement to Buyer.

(i)              Except as set forth on Section 4.15(i) of the Company Disclosure Schedule, in the past 12 months (i) no officer or senior management employee of the Company or any of the Subsidiaries has been terminated from employment for any reason; and (ii) to the Knowledge of the Company, no officer or senior management employee, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with the Company or any of the Subsidiaries.

(j)              Since January 1, 2019, neither the Company nor any of the Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of the Company or any of the Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or any of the Subsidiaries. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to the Company or any of the Subsidiaries.

4.16          Litigation.

(a)            There are no, and since January 1, 2015, there have been no, Legal Proceedings pending, in progress, or threatened against, the Palm Springs Property, the Company or the Subsidiaries, or any of the Company’s or any of the Subsidiaries’ assets, or to their respective officers, employees or directors in their capacity as such.

(b)            To the Knowledge of the Company, no officer or director of the Company or any of the Subsidiaries is, or since January 1, 2015 has been: (i) subject to voluntary or involuntary petition under the federal bankruptcy or insolvency laws or any U.S. state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (iii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the U.S. Securities and Exchange Commission (or similar regulatory body) to have violated any federal or state commodities, securities or unfair trade practices Law, which judgment or finding has not been subsequently reversed, suspended, or vacated.

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4.17          Compliance with Laws; Permits.

(a)            The Company and the Subsidiaries are in compliance, and since January 1, 2017 have been in compliance, in all material respects with all Laws of any Governmental Body applicable to their respective businesses or operations or the ownership and use of the Palm Springs Property. Neither the Company nor any of the Subsidiaries has received any notice of or been charged with the violation of any Laws.

(b)            The Company and the Subsidiaries have all Permits which are required for the operation of their respective businesses as presently conducted or the ownership and use of the Palm Springs Property. Section 4.17(b) of the Company Disclosure Schedule lists all current Permits issued to the Company or any Subsidiary or which are related to the conduct of the Business as currently conducted or the ownership and use of the Palm Springs Property, including the names of the Permits and their respective dates of issuance and expiration. Neither the Company nor any of the Subsidiaries is in default or violation of any term, condition or provision of any Permit to which it is a party, except for such default or violation as would not reasonably be expected to be, individually or in the aggregate, material to the Company and any of the Subsidiaries, taken as a whole.

4.18          Environmental Matters. The Company and each of the Subsidiaries is, and the operations of the Company and each of the Subsidiaries with respect to the Business and the Palm Springs Property are, and for the past five (5) years have been, in compliance in all material respects with all applicable Environmental Laws. The Company and each of the Subsidiaries holds, and is in compliance in all material respects with, all Permits required for its operations, the Business and the Palm Springs Property under Environmental Laws. There is no civil, criminal, arbitral or administrative action, suit, hearing, investigation, inquiry, order, decree or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary that is based on or alleges liability under Environmental Laws. Neither the Company nor any Subsidiary has received any written claim, notice or information request alleging that the Company or any Subsidiary, the conduct of the Business or the operation or use of the Palm Springs Property is in violation of, or may have or result in liability under, Environmental Laws, which, in each case, was either received within the past five (5) years or the subject of which remains unresolved. No Hazardous Material has been Released: (i) as a result of the Company’s or any Subsidiary’s operations or the Business; (ii) at, to, on, under or from any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by the Company or any Subsidiary; (iii) at, to, on, under or from any real property at or to which the Company or any Subsidiary has disposed of, arranged for the disposal of, or transported any Hazardous Material; or (iv) at, to, on, under or from the Palm Springs Property, in the case of each of (i), (ii), (iii) and (iv), in an amount, manner, condition or concentration that has resulted, or would reasonably be expected to result, in material liability to the Company or any Subsidiary under Environmental Laws. Neither the Company nor any Subsidiary has assumed (whether by contract or operation of law) any material liability (including any investigatory, corrective or remedial obligation) of any other Person arising under Environmental Laws. The Company has made available to Buyer copies of all material environmental audits, assessments, reports, and other material environmental documents relating to (i) the Company’s or any Subsidiary’s past or current operations, properties or facilities, (ii) the Palm Springs Property or (iii) the Business which, in each case, are in the Company’s or any Subsidiary’s possession or reasonable control.

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4.19          Insurance. Section 4.19 of the Company Disclosure Schedule lists each insurance policy maintained by the Company and the Subsidiaries, relating to the Business or to the Palm Springs Property, each of which the Company has made available to Buyer and lists each claim filed under any of such insurance policies since January 1, 2015, and a description of the fact thereof and resolution thereto. All of such insurance policies are in full force and effect. With respect to each such insurance policy, (a) neither the Company, nor any of the Subsidiaries, is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice of claims), and no event has occurred or conditions exist which, with notice or the lapse of time or both, would constitute such a material breach or material default, or permit termination or modification, under any such policy and (b) no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

4.20          Related Party Agreements. Except as set forth on Section 4.20 of the Company Disclosure Schedule and except for (a) normal advances to employees in the Ordinary Course of Business, (b) payment of compensation for employment to employees in the Ordinary Course of Business and (c) participation by employees, officers and directors in any Company Benefit Plans, no director or officer of the Company or any Subsidiary or any owner of more than two percent (2%) of the shares of Common Stock (or any Affiliate or immediate family member of any of the foregoing)(x) is a party to any agreement, arrangement, contract or other commitment to which the Company or any Subsidiary is a party or by which any of their respective assets or properties is bound, (y) has an interest in any agreement, arrangement, Contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any Subsidiary, relating to the Business or to the Palm Springs Property or (z) has any direct or indirect interest, ownership, participation or other interest in, or is an officer, director or employee of, any Top Customer or Top Supplier.

4.21          Customers and Suppliers.

(a)            Section 4.21(a) of the Company Disclosure Schedule sets forth a list of the Top Customers. No Top Customer has (i) reduced, cancelled or terminated its business relationship with the Company or any of the Subsidiaries, or (ii), notified or informed the Company or any of the Subsidiaries that it intends to terminate or alter the terms of its buying practices or its business relationship with the Company or any of the Subsidiaries. All Top Customers are current in their payment of invoices and neither the Company nor any of the Subsidiaries has, nor since January 1, 2016, has had, any material disputes concerning its products and/or services with any Top Customer. To the Knowledge of the Company, there is no dissatisfaction on the part of any Top Customer or any facts or circumstances that would reasonably be expected to lead to such material dissatisfaction.

(b)            Section 4.21(b) of the Company Disclosure Schedule sets forth a list of the Top Suppliers. No Top Supplier has (i) reduced, cancelled or terminated its business relationship with the Company or any of the Subsidiaries, or (ii), notified or informed the Company or any of the Subsidiaries that it intends to terminate or alter the terms of its supplying practices or its business relationship with the Company or any of the Subsidiaries. Each of the Company and its Subsidiaries is current in its payments to all Top Suppliers and neither the Company nor any of the Subsidiaries has, nor since January 1, 2016, has had, any material disputes concerning products and/or services provided by any Top Supplier. To the Knowledge of the Company, there is no dissatisfaction on the part of any Top Supplier or any facts or circumstances that would reasonably be expected to lead to such material dissatisfaction. Each of the Company and its Subsidiaries has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on its business, and the Knowledge of the Company, there is no reason why the Company or any of its Subsidiaries (whether before or after Closing) would not continue to have such access on commercially reasonable terms.

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4.22          Financial Advisors. Except as set forth on Section 4.22 of the Company Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from the Company in respect thereof.

4.23          Anti-Corruption. Neither the Company nor any of the Subsidiaries nor any of their respective officers, directors, employees, stockholders, agents or representatives, nor any Person associated with or acting for or on behalf of the Company or any of the Subsidiaries, has directly or indirectly (a) made or attempted to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services, in violation of any requirement of applicable Law in each jurisdiction where the Company or any of the Subsidiaries is conducting or has conducted business (including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act) (all such applicable Laws, “Anti-Bribery Laws”), (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, or (iii) to obtain special concessions or for special concessions already obtained, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company or the Subsidiaries in violation of Anti Bribery Laws. The Company and the Subsidiaries have established sufficient internal controls and procedures to ensure compliance with Anti-Bribery Laws and has made available all of such documentation to Buyer.

4.24          Privacy.

(a)            Except as set forth on Section 4.24(a) of the Company Disclosure Schedule, neither the Company nor the Subsidiaries has collected Personal Information from any Person, or stores or processes any Personal Information. The Company and its Subsidiaries and all third parties acting on behalf of the Company or any of its Subsidiaries that has or has had access to Personal Information collected, used or stored by or on behalf of the Company or any of its Subsidiaries, comply, and have always complied, with all (i) all applicable Laws, (ii) contractual obligations to which the Company or its Subsidiaries are bound (including, but not limited to, those with identified customers), (iii) public-facing privacy, data handling and/or security policies of the Company and its Subsidiaries, and (iv) industry standards that are binding upon the Company and/or its Subsidiaries (collectively, “Privacy Laws and Requirements”), in each case, relating to (A) the privacy of users of any web properties, products and/or services of the Company and its Subsidiaries; (B) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Information collected or used by the Company or any of its Subsidiaries or by third parties having access to such information; and (C) the transmission of marketing and/or commercial messages through any means, including, without limitation, via email, text message and/or any other means. Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will materially adversely affect the Company’s rights, title or interest in any such Personal Data, and there is no restriction under any Privacy Laws and Requirements that would limit the use of Personal Information by Buyer, or the Company or the Subsidiaries, following the consummation of the transactions contemplated by this Agreement.

(b)            The Company and the Subsidiaries take and at all times in the past have taken all measures reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse, and have security measures in place to protect all Personal Information under its control and/or in its possession from unauthorized access by any unauthorized Person. There has not been any breach in security or other incident that has permitted any unauthorized access, disclosure of, appropriation of, or other misuse of any Personal Information under the Company’s or any Subsidiary’s control or possession. The Company and the Subsidiaries has and does require all third parties to which it provides Personal Information and/or access thereto to maintain the privacy and security of such Personal Information, including by contractually obligating such third parties to protect such Personal Information from unauthorized access by and/or disclosure to any unauthorized third parties.

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(c)            There is, and in the past three (3) years has been, no complaint to, or any Legal Proceeding or claim currently pending, or threated in writing against, against, the Company or any of its Subsidiaries by Person, with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Information.

4.25          Export Control and Economic Sanctions.

(a)               The Company and its Subsidiaries are and have been for the past five (5) years in compliance with the terms of all applicable Export Approvals and International Trade Laws and Regulations; and furthermore, since June 30, 2015, the Company has not received any written communication from a Governmental Body alleging that it is not in compliance with any Export Approval and International Trade Laws and Regulation.

(b)               The Company and its Subsidiaries have obtained all export and import licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any material filings with, any Governmental Body required for (i) the export, import and reexport of their respective products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (the “Export Approvals”). The Company and its Subsidiaries are in compliance with the terms of all Export Approvals, and there are no pending or threatened claims against the Company or any of the Subsidiaries with respect to the Export Approvals.

4.26          Debt. A true, correct, and complete list of all of the Company’s and the Subsidiaries’ Debt or Debt relating to the Palm Springs Property, as of the date hereof, is listed on Section 4.26 of the Company Disclosure Schedule.

4.27          No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV as modified by the Company Disclosure Schedule and the representations of the Stockholders in the Voting and Support Agreements, the Palm Springs Purchase and Sale Agreement, Letters of Transmittal, the Earn-Out Side Letter Agreement, and the certificates delivered pursuant to Section 7.2(a) and 7.2(b), neither the Company nor any other Person makes or has made any other representation or warranty, expressed or implied, at law or in equity, with respect to the Company, the Subsidiaries, the Transactions, or any of the Company’s or its Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), and the Company disclaims any other representations or warranties, whether made by the Company or any of its or its Subsidiaries’ Affiliates, stockholders, officers, directors, employees, agents or representatives (collectively, “Related Persons”).

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Article V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth on the disclosure schedule delivered to the Company prior to the execution of this Agreement, each of Buyer and Merger Sub hereby represents and warrants to the Company that as of the date hereof and as of the Closing Date:

5.1             Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted.

5.2             Authorization of Agreement. Each of Buyer and Merger Sub has all requisite corporate or limited liability company power, as the case may be, and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Buyer or Merger Sub in connection with the consummation of the Transactions (the “Buyer Documents”), and to consummate the Transactions. The execution and delivery by each of Buyer and Merger Sub of this Agreement and the Buyer Documents and the consummation by Buyer and Merger Sub of the Merger and other Transactions have been duly authorized by all necessary action on behalf of Buyer and Merger Sub, and no other corporate action on the part of Buyer or Merger Sub (other than (i) as required by the DGCL or the Delaware Limited Liability Company Act and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware) is necessary to authorize the execution, delivery and performance of this Agreement and each of the Buyer Documents and the consummation of the Merger and other Transactions. This Agreement has been, and each of the Buyer Documents will be at or prior to the Closing, duly and validly executed and delivered by Buyer and Merger Sub, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligation of Buyer and Merger Sub, as applicable, enforceable against Buyer and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3             Conflicts; Consents of Third Parties.

(a)            None of the execution and delivery by Buyer or Merger Sub of this Agreement or the Buyer Documents, the consummation by Buyer or Merger Sub of the Transactions, or compliance by Buyer or Merger Sub with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and bylaws of Buyer or Merger Sub; (ii) any Contract or Permit to which Buyer or Merger Sub is a party; (iii) any Order applicable to Buyer or Merger Sub or by which any of the properties or assets of Buyer or Merger Sub are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii), and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to prohibit or restrain the ability of Buyer or Merger Sub to consummate the Transactions.

(b)           Except as set forth on Schedule 5.3(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer or Merger Sub in connection with the execution and delivery by Buyer or Merger Sub of this Agreement or the Buyer Documents, the compliance by Buyer or Merger Sub with any of the provisions hereof or thereof, or the consummation by Buyer or Merger Sub of the Transactions, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL.

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5.4             Litigation. There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened in writing against Buyer or Merger Sub that would reasonably be expected to prohibit or restrain the ability of Buyer or Merger Sub to enter into this Agreement or consummate the Transactions. Neither Buyer nor Merger Sub is subject to any Order except to the extent the same would not reasonably be expected to prohibit or restrain the ability of Buyer or Merger Sub to enter into this Agreement or consummate the Transactions.

5.5             Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer or Merger Sub in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from Buyer or Merger Sub in respect thereof.

5.6             Merger Sub’s Operations. Buyer owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with such Transactions.

5.7             No Other Representations or Warranties. Except as set forth in this Article V, in any certificates delivered pursuant hereto or in the Transaction Documents, neither Buyer nor Merger Sub, nor any of their respective Affiliates, stockholders, officers, directors, employees, agents or representatives is making any representation or warranty, express or implied, of any nature whatsoever with respect to Buyer or Merger Sub, as applicable, and each of Buyer, Merger Sub and their respective Affiliates, stockholders, officers, directors, employees, agents or representatives hereby disclaim any such representation or warranty, whether by Buyer, Merger Sub or any of their respective Affiliates, stockholders, officers, directors, employees, agents or representatives or any other Person, with respect to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, notwithstanding the delivery or disclosure to the Stockholders’ Representative, the Company or any of their respective representatives or any other Person of any documentation or other information by Buyer or any of its representatives or any other person with respect to any one or more of the foregoing.

Article VI

COVENANTS

6.1             Access to Information.

(a)            Prior to the Closing or earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, from time to time provide Buyer, the Related Persons with reasonable access (during normal business hours) to the offices, properties, appropriate officers, books and records of the Company and the Subsidiaries. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law.

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6.2            Conduct of the Business Pending the Closing.

(a)            Prior to the Closing or earlier termination of this Agreement, except (i) as required by applicable Law, (ii) as otherwise expressly contemplated by this Agreement, or (iii) with the prior written consent of Buyer, the Company shall, and shall cause the Subsidiaries to, conduct the respective businesses of the Company and the Subsidiaries only in the Ordinary Course of Business and shall use their reasonable efforts to preserve intact the present business organization, assets, properties and goodwill of the Company and the Subsidiaries and their respective relationships with key customers, key suppliers, key employees and other Persons having material business dealings with the Company and the Subsidiaries.

(b)           Prior to the Closing or earlier termination of this Agreement, except (i) as required by applicable Law, (ii) as otherwise contemplated by this Agreement, or (iii) with the prior written consent of Buyer, the Company shall not, and shall cause the Subsidiaries not to:

(i)              transfer, issue, encumber, sell or dispose of or mortgage, pledge or subject to any Lien, any shares of capital stock or other securities of the Company or any of the Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of the Subsidiaries;

(ii)             effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company or any of the Subsidiaries or amend the terms of any outstanding securities of the Company or any of the Subsidiaries;

(iii)            declare, set aside or pay any dividend or distribution with respect to any of its Common Stock;

(iv)            amend the Certificate of Incorporation, the Bylaws, or organizational documents of any of the Subsidiaries;

(v)             other than as required by Law or Company Benefit Plan, (A) increase the annual level of compensation of any director or employee whose current annual base compensation exceeds $75,000 of the Company or any of the Subsidiaries, (B) grant any bonus or other direct or indirect compensation to any director or employee that exceeds $10,000, (C) materially increase the coverage or benefits available under any Company Benefit Plan, except for increases that do not materially increase the obligations of Buyer and its Affiliates (including the Company after the Closing Date), (D) enter into any employment, deferred compensation, severance, consulting, or similar agreement with any employee that would result in annual base compensation in excess of $75,000 or (E) terminate the employment of any executive officer other than for cause;

(vi)            subject any of the properties or assets (whether tangible or intangible) of the Company or any of the Subsidiaries or used in connection with the Business or the Palm Springs Property to any Lien, except for Permitted Exceptions;

(vii)           acquire any properties or assets (whether by merger, consolidation, purchase of assets or equity interests or in any other manner) or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the properties or assets (whether by merger, consolidation, sale of assets or equity interests or in any other manner) of the Company and the Subsidiaries, taken as a whole (except in the Ordinary Course of Business);

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(viii)          grant to any Person an exclusive license to any Company Intellectual Property owned or purported to be owned by the Company or a Subsidiary;

(ix)            take, or omit to take, any action that would or could reasonably be expected to result in the invalidity, cancellation, lapse, expiration or abandonment of any material Company Intellectual Property owned or purported to be owned by the Company or a Subsidiary;

(x)             other than in the Ordinary Course of Business, cancel or compromise any debt or claim owing to the Company or any of the Subsidiaries;

(xi)            incur, become subject to or guarantee any Debt (or commitment in respect of Debt) other than the incurrence of Funded Debt in the Ordinary Course of Business in an amount not to exceed $10,000;

(xii)           other than pursuant to the Company’s 2020 budget to the extent made available to Buyer, enter into any commitment for capital expenditures of the Company and the Subsidiaries in excess of $10,000 for any individual commitment and $25,000 for all commitments in the aggregate, except to the extent the full amount of such commitment is satisfied prior to the Closing;

(xiii)          settle or compromise any pending or threatened Legal Proceeding which (i) requires payment to or by the Company or any Subsidiary in excess of $5,000 in the aggregate or (ii) imposes material restrictions on the operations of the Company or the Subsidiaries;

(xiv)          enter into, modify or terminate any labor or collective bargaining agreement of the Company or any of the Subsidiaries;

(xv)            modify or amend or cancel or terminate any Material Contract, or enter into any contract that would otherwise qualify as a Material Contract, other than in the Ordinary Course of Business;

(xvi)          permit the Company or any of the Subsidiaries to enter into or agree to enter into any merger or consolidation with any Person;

(xvii)         engage in (a) any promotional sales or discount activity with any customers or distributors with the intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (b) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, or (c) any other promotional sales or discount activity, in each case in clauses (a) through (c) in a manner outside the Ordinary Course of Business;

(xviii)        make, change, or revoke any Tax election, change any annual accounting period, adopt or make any change to any of its methods of accounting for Tax purposes, enter into any closing agreement with a Taxing Authority, settle any Tax claim or assessment other than in the ordinary course of business, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, make or request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement, enter into any transactions giving rise to deferred gain or loss, amend any Tax Return or file any income Tax Return including any estimated Tax Return or other material Tax Return unless a copy of such Tax Return has been submitted to Buyer for review and approval a reasonable period of time prior to filing;

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(xix)          agree to do anything prohibited by this Section 6.2(b).

6.3             Regulatory Approvals.

(a)           Each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the Transactions, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or Orders from all Governmental Bodies.

(b)           Further, and without limiting the generality of the rest of this Section 6.3, each of the parties shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing, (ii) inform the other of any communication from any Governmental Body regarding any of the Transactions, and (iii) provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Body and any other information supplied by such party and such party’s Affiliates to a Governmental Body or received from such a Governmental Body in connection with the Transactions; provided, however, that materials may be redacted as necessary to comply with contractual arrangements and with applicable Law. Each party hereto shall, subject to applicable Law, permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Body in connection with the Transactions. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Body in connection with the Transactions unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Body, gives the other parties the opportunity to attend and participate.

(c)           Notwithstanding anything to the contrary herein, (i) the obligations of the parties under this Section 6.3 shall not include any requirement of the parties or any of their Affiliates to commence or participate in any litigation against or offer or grant any accommodation (financial or otherwise) to, any Person that is not a Governmental Body, (ii) in no event will Buyer be required to share with the Company or any of its Subsidiaries or their counsel any information that (A) does not relate to the Company and its Subsidiaries, (B) reveals Buyer’s (or its Affiliates’) valuation or negotiating strategy with respect to the Transactions or (C) is otherwise confidential or proprietary information of Buyer or any of its Affiliates, and (iii) in no event, without the prior written consent of Buyer, shall the Company or any of its Subsidiaries or any Stockholder be permitted to, and neither Buyer nor any of its Affiliates will be required to, (A) sell, license or otherwise dispose of, or hold separate, any entity, facility or asset, (B) terminate, amend or assign any existing relationships or contractual rights or obligations, (C) enter into any new licenses or other agreements or (D) otherwise alter the conduct of, license or otherwise limit the use of any of its assets, categories of assets or businesses or other segments.

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(d)           The Company shall give (and the Company shall cause any applicable Subsidiary of the Company to give) any notices to third Persons, and use (and the Company shall cause any applicable Subsidiary of the Company to use) commercially reasonable efforts to obtain any consents from third Persons required under any Contracts in connection with the consummation of the Transactions to the extent requested, and in the form provided, by Buyer. Buyer shall use commercially reasonable efforts to assist the Company in obtaining all consents and providing such notices, including providing any reasonable information or executing any documents reasonably required in connection therewith. Notwithstanding the foregoing, Buyer shall not have any obligation to, and the Company and its Subsidiaries shall not, make or agree to make any payments of money or anything of value to any third Person or otherwise pay any consideration to any third Person, or agree to modify the terms of any Contract, waive any right or grant any concession in each case for the purpose of obtaining such consent or any costs and expenses of any third Person resulting from the process of obtaining any such consent, provided that the Company may pay cash amounts that will be paid in full prior to the Closing and fully reflected (as paid) in the Merger Consideration.

(e)            From and after the date of this Agreement until the Closing Date, the Company shall give prompt notice to Buyer in writing upon becoming aware of (i) any actions, proceedings or claims pending or threatened in writing (or communications indicating that the same may be contemplated) of any Governmental Body with respect to the Transactions, (ii) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the Transactions, (iii) the institution or the overt threat of material litigation involving the Company or any of its Subsidiaries, or (iv) any event or condition that has caused any of the representations or warranties set forth in Article IV not to be true and correct at the Closing such that the conditions set forth Article VII would not be satisfied; provided, however, that no such disclosure, or other investigation or knowledge of Buyer or any of the its representatives, shall affect or be deemed to modify any representations or warranties of the Company set forth in this Agreement or the conditions to the obligations of Buyer to consummate the Transactions or the remedies available to the parties hereunder.

6.4             Further Assurances. Subject to, and not in limitation of, Section 6.3, each of Buyer, Merger Sub and the Company shall use (and the Company shall cause each of the Subsidiaries to use) its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate and make effective the Transactions.

6.5             Confidentiality. Each of Buyer and Merger Sub acknowledges that the information provided to them in connection with this Agreement and the Transactions is subject to the terms of the non-disclosure agreement between Parent and the Company dated February 3, 2020 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

6.6             Indemnification, Exculpation and Insurance. The Company will purchase (at the Stockholder’s sole expense and which shall be considered a Company Transaction Expense) the directors’ and officers’ “tail” or “runoff” insurance program (the “D&O Tail Policy”) covering the Company’s and its Subsidiaries’ directors and officers to be in effect until the end of the six (6) year period commencing as of the Effective Time.

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6.7            Publicity.

(a)            None of the Company, Buyer or Merger Sub shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Company, Buyer or Merger Sub, as applicable, disclosure is otherwise required by applicable Law; provided that the party intending to make such release shall use its commercially reasonable efforts to consult with the other party with respect to the timing and content thereof.

(b)           Each of Buyer, Merger Sub and the Company agree that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

6.8             Tax Certificate. At or prior to the Closing, the Company shall deliver to Buyer (a) a certification from the Company in the form and substance reasonably satisfactory to Buyer, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, that the Company is not, and has not been at any time during the relevant time period, a United States real property holding company, as defined in Section 897(c)(2) of the Code, and (b) proof reasonably satisfactory to Buyer that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

6.9             Exclusivity. During the period beginning on the date hereof and ending on the earlier of the Closing Date or the Termination Date, except with respect to this Agreement and the Transactions, the Company agrees that it will not, it will cause its Subsidiaries not to, it will use its reasonable best efforts to cause its and its Subsidiaries’ respective directors, officers, and employees not to, and it shall direct its and the Subsidiaries’ Affiliates and other agents and representatives (including any investment banking, legal or accounting firm retained by it or any of them and any individual member or employee of the foregoing) (each, an “Agent”) not to: (a) initiate, encourage, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its Stockholders or any of them individually) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any securities of, the Company or any of the Subsidiaries (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any person relating to a Proposal; (c) otherwise facilitate or cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into a Contract, agreement or understanding with any Person relating to a Proposal. If the Company, any of the Subsidiaries or any Agent has provided any Person (other than Buyer’s or the Company’s or the Subsidiaries’ Agents) with any confidential information or data relating to a Proposal, they shall request the immediate return thereof. The Company shall notify Buyer immediately if any inquiries, proposals or offers related to a Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to a Proposal are sought to be initiated or continued with, it, any of the Subsidiaries or any of their respective directors, officers, employees and Affiliates or, to the Knowledge of the Company, any other Agent. Such notice shall disclose the identity of the party making, and the terms and conditions of, any such Proposal, inquiry or request, and shall include a true and complete copy of such Proposal, inquiry or request, if in writing.

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6.10           Resignation of Directors and Officers. The Company shall cause to be delivered to Buyer prior to the Closing a duly executed resignation of each director, manager and officer of the Company and the Subsidiaries, as applicable, specified in on Schedule 6.10, which such schedule shall be provided to the Company not less than two (2) Business Days prior to the Closing.

6.11           Section 280G Approvals. Prior to the Closing, the Company shall make reasonable best efforts to: (i) obtain a waiver from each individual who, with respect to the Company and its Subsidiaries, would reasonably be expected to be a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) of payments or benefits that such individual, with respect to the transactions contemplated in this Agreement, would otherwise receive to the extent such payment or benefit would reasonably be expected to constitute a parachute payment under Section 280G of the Code (the “Waived Payments”) and (ii) solicit the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code of a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to the Waived Payments. Any such stockholder approval shall be sought by the Company in a manner intended to satisfy all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that in the absence of such stockholder approval, no Waived Payments shall be made. The form and substance of all stockholder approval documents contemplated by this Section 6.11, including the waivers, shall be subject to the prior review of Buyer and the Company shall reasonably consider any timely comments from Buyer.

6.12           Termination of Affiliate Agreements. To the extent any Contract set forth (or required to be set forth) on Section 4.20 of the Company Disclosure Schedule has not been terminated with no remaining liability or obligation of the Company or any Subsidiary thereunder prior to Closing, the Company and such Subsidiary shall take all actions necessary to cause such Contracts to be terminated without any further force and effect without any cost or other liability or obligation to Buyer or any of its Affiliates (including the Company and its Subsidiaries) and, in such case, the Stockholder Indemnifying Parties shall indemnify and hold Buyer and its Affiliates (including the Company and its Subsidiaries) harmless from and against all Losses or Liabilities incurred or asserted in connection with any such Contract and termination thereof.

6.13           Transfer of Palm Springs Property. At the Closing, the Company shall or shall cause the Palm Springs Property to be transferred to Buyer, free and clear of all Liens, for a value equal to $1,147,702.82 satisfied by payment of the outstanding mortgage balance on the Palm Springs Property, the Palm Springs Property Expenses and issuance to UHI (or such other party as agreed to between Buyer and UHI) of an amount of cash or Buyer Common Stock, as agreed to by UHI and Buyer, equal to $1,147,702.82 minus the sum of (i) the outstanding mortgage balance on the Palm Springs Property and (ii) the Palm Springs Property Expenses, pursuant to the Palm Springs Property Purchase and Sale Agreement and this Agreement. The Company shall cause the transfer of the Palm Springs Property to the Buyer to occur contemporaneous with the Closing or as soon thereafter as is practicable subject to the terms and conditions in accordance with the Palm Springs Property Purchase and Sale Agreement.

6.14           Transfer of United Hydrogen Solutions, LLC. Prior to the Closing, the Company shall sell, transfer and convey all of the assets, operations, liabilities and properties of United Hydrogen Solutions, LLC to the Stockholders or their designees as set forth on Schedule 6.14 or otherwise agreed to by Buyer without any liability to Buyer or its Affiliates, the Company or its Subsidiaries.

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6.15          Post-Closing Employee Matters.

(a)           All of Seller’s employees employed immediately prior to the Closing shall have the opportunity to remain employed on an at-will basis by the Company immediately following the Closing (“Company Continuing Employees”). As a condition of continued employment with the Company, each Company Continuing Employee shall sign and return, on or before a return date set by Buyer, a welcome letter and such other agreements as are reasonably requested by Buyer (the “Buyer Employee Documents”). During the period commencing at the Closing and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the employee’s termination of employment with the Company), Buyer shall cause the Company to provide each Company Continuing Employee with: (i) base salary or base hourly wages and target bonus opportunities (excluding equity-based compensation), which are, in the aggregate, no less favorable than the aggregate base salary or hourly wages and target bonus opportunities provided by the Company immediately prior to the Closing and (ii) retirement and welfare benefits that are substantially similar in the aggregate to those provided by Buyer to similarly situated employees of Buyer and its Subsidiaries. Notwithstanding the foregoing, the Buyer may take such actions as reasonably determined to respond to or related to any epidemic, pandemic, disease outbreak (including Covid-19) or other health crisis public health event, or the worsening of any of the foregoing, provided that Company Continuing Employees are treated no less favorably than similarly situated Buyer employees.

(b)           With respect to any employee benefit plan maintained by Buyer or its Subsidiaries (collectively, “Buyer Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Closing, Buyer shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Benefit Plan.

(c)            Nothing in this Agreement shall confer upon any Company Continuing Employees any right to continue in the employ or service of Company, Buyer or any affiliate of Buyer, or shall interfere with or restrict in any way the rights of Buyer, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.15 shall (i) be deemed or construed to be an amendment or other modification of any Buyer Benefit Plan or Buyer employee benefit plan, or (ii) create any third party rights in any current or former employee, director or other service provider of Buyer, the Company or any of their respective affiliates (or any beneficiaries or dependents thereof).

6.16           Amendment of Certain Contracts. On or prior to the Closing, the Company shall have obtained and delivered to Buyer all amendments to Contracts set forth on Schedule 7.2(d)(viii) in form and substance satisfactory to Buyer.

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6.17           Transfer of United Hydrogen, a.s.. Prior to the Closing, the Company shall sell, transfer and convey all of the equity of A.S. to SI Corporate Finance, a.s. or as otherwise agreed to by Buyer without any liability to Buyer or its Affiliates, the Company or its Subsidiaries.

6.18           Proceeds from Pre-Closing Cold Box Claim. If after the Closing, the Company receives payment from ACE American Insurance Company (“Pre-Closing Insurance Payment”) in payment of the claim arising from business interruption resulting from the leak in the cold box at the Charlestown Plant, which claim was filed on October 9, 2019, or a credit or offset from Cryo Gas Technologies, Inc. (“Cryo Gas”)related to the remaining contract payment equal to approximately $800,000, which amount will be due and payable upon the successful completion of a performance test of the machinery installed by Cryo Gas at the Charleston Plant (“Payment Offset”), the Company or its Affiliates shall deliver such Pre-Closing Insurance Payment and Payment Offset, as applicable, to the Stockholder Representative for distribution to each Stockholder of each such Stockholder’s Pro Rata Share of such Pre-Closing Insurance Payment or Payment Offset.

Article VII

CONDITIONS TO CLOSING

7.1             Conditions Precedent to Obligations of Buyer, Merger Sub, and the Company. The respective obligations of Buyer, Merger Sub, and the Company to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, that there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining, or otherwise prohibiting the consummation of the Transactions.

7.2             Conditions Precedent to Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer and Merger Sub in whole or in part to the extent permitted by applicable Law):

(a)           (i) The representations and warranties of the Company set forth in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.4 (Capitalization), Section 4.5 (Subsidiaries), Section 4.9 (Taxes), Section 4.12 (Intellectual Property), Section 4.17 (Compliance with Laws; Permits), Section 4.18 (Environmental Matters), Section 4.22 (Financial Advisors), Section 4.24 (Privacy) and Section 4.25 (Regulatory) shall be true and correct in all respects, and (ii) all other representations and warranties of the Company set forth in Article IV shall be true and correct and in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(b)           The Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

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(c)           Since the date of this Agreement, there has been no development, change, event or occurrence that, individually or in the aggregate, has had, or would be reasonably likely to have, a Material Adverse Effect; and

(d)           Buyer shall have received the following:

(i)              The Stockholder Approval, duly executed by the Requisite Holders;

(ii)             a copy of the D&O Tail Policy and an invoice stating the required premium therefor, together with evidence reasonably acceptable to Buyer that the D&O Tail Policy is in full force and effect on the Closing Date and that all such premiums or other obligations of the Company for such D&O Tail Policy have been paid, satisfied or discharged in full as of the Closing;

(iii)            Certificates of good standing with respect to the Company and any Subsidiary, dated not more than five (5) Business Days prior to the Closing Date, issued by the Secretary of State of the applicable jurisdiction of organization;

(iv)            (a) A fully-executed Payoff Letter issued by each holder of Payoff Debt and final invoices from each payee of Company Transaction Expenses, which has been received at least three (3) Business Days prior to the Closing Date, (b) a fully executed common terms agreement (the “Brano Common Terms Agreement”, by and between the Company, Plug Power and Brano Technik s.r.o. and a fully executed copy of the Note A, Note B and Note C (in each case as defined in the Brano Common Terms Agreement) thereunder, along with such fully executed subordination agreement as the Senior Lender may require and (c) a fully executed common terms agreement (the “Ezpada Common Terms Agreement”) by and between the Company, Plug Power and Ezpada s.r.o. and a fully executed copy of the Note A, Note B and Note C (in each case as defined in the Ezpada Common Terms Agreement) thereunder, along with such fully executed subordination agreement as the Senior Lender may require;

(v)             A certificate, validly executed by the secretary of the Company for and on the Company’s behalf, certifying as to the terms and effectiveness of the Company’s and each of its Subsidiary’s organizational documents, the valid adoption of resolutions of the board of directors of the Company whereby the board of directors of the Company unanimously approved this Agreement, the Merger and the other Transactions, and the valid adoption of resolutions of the Company’s Stockholders whereby the requisite Stockholders approve this Agreement, the Merger and the other Transactions;

(vi)            The Management Employee Employment Arrangements executed concurrently with this Agreement by each Management Employee shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by such Management Employee, as applicable;

(vii)           The Company shall have obtained and delivered to Buyer all consents and provided evidence of all notices set forth on Schedule 7.2(d)(vii) in form and substance satisfactory to Buyer;

(viii)          The Company shall have obtained and delivered to Buyer all amendments to Contracts set forth on Schedule 7.2(d)(viii) in form and substance satisfactory to Buyer.

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(ix)            The Company shall have obtained and delivered to Buyer evidence that the Contracts set forth on Schedule 7.2(d)(ix) have been terminated or will terminate effective upon the Closing, in form and substance satisfactory to Buyer;

(x)             with respect to the Leased Real Property, such affidavits reasonably sufficient for the title insurance company procured by Buyer to delete any exceptions from Buyer’s or any lender’s title policies for parties-in-possession and mechanic’s or materialmen’s Liens, and such other affidavits as may be reasonably required by the title company of Buyer in connection with the issuance to Buyer or its lenders of title insurance policies with a “non- imputation” endorsement, in each case insuring good and marketable title to the Leased Real Property, subject only to the Permitted Exceptions without the standard pre-printed exceptions;

(xi)            the R&W Insurance Company shall have bound the R&W Policy Binder in form and substance satisfactory to Buyer;

(xii)           an intellectual property assignment agreement and restrictive covenant agreement, in each case, validly executed by Vladimir Prerad and the Company, in form and substance satisfactory to Buyer;

(xiii)          an intellectual property assignment agreement and restrictive covenant agreement, in each case, validly executed by Brent Koski and the Company, in form and substance satisfactory to Buyer;

(xiv)          an intellectual property assignment agreement validly executed by together with Ladislav Ornst and the Company, in form and substance satisfactory to Buyer;

(xv)           a confirmatory assignment agreement validly executed by Mark Reed and ReLow Group, LLC, in form and substance satisfactory to Buyer; and

(xvi)          there shall be no Dissenting Shares.

7.3             Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a)           (i) The representations and warranties of Buyer and Merger Sub set forth in Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization of Agreement), and Section 5.5 (Financial Advisors) shall be true and correct in all material respects, and (ii) all other representations and warranties of Buyer and Merger Sub set forth in Article V shall be true and correct, except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or operations of Buyer or Merger Sub or prohibit or restrain the ability of Buyer or Merger Sub to consummate the Transactions, in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and the Company shall have received a certificate signed by an authorized officer of Buyer and Merger Sub, dated the Closing Date, to the foregoing effect; and

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(b)           Buyer and Merger Sub shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Buyer and Merger Sub on or prior to the Closing Date, and the Company shall have received a certificate signed by an authorized officer of Buyer and Merger Sub, dated the Closing Date, to the foregoing effect.

Article VIII

Indemnification

8.1           Survival. All representations, warranties, covenants, and agreements of the parties hereto made in this Agreement (a) shall be deemed to have been relied upon by the party or parties to whom they are made, and shall survive the Closing (subject to the immediately following sentence) regardless of any investigation on the part or knowledge of such party or its representatives, with each party reserving all of its rights hereunder in connection with any breach or alleged breach and (b) shall bind the applicable parties’ successors and assigns (including, without limitation, any successor to any party by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement, all such representations, warranties, covenants and agreements shall inure to the benefit of the parties and their respective successors and permitted assigns, whether so expressed or not. Notwithstanding the foregoing, the representations and warranties of the parties hereto contained in this Agreement shall expire and terminate and be of no further force and effect on the date (the “Survival Date”) that is fifteen (15) months from the Closing Date, except that the representations and warranties contained in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.4 (Capitalization), Section 4.5 (Subsidiaries), Section 4.9 (Taxes), Section 4.12 (Intellectual Property), Section 4.17 (Compliance with Laws; Permits), Section 4.18 (Environmental Matters), Section 4.22 (Financial Advisors), Section 4.24 (Privacy), Section 4.25 (Regulatory), Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization of Agreement) and Section 5.5 (Financial Advisors) (such representations and warranties, collectively, the “Fundamental Representations”) shall survive until sixty (60) days past the expiration of the applicable statute of limitations. All covenants and other agreements contained in this Agreement to be performed at or prior Closing shall survive the Closing through the Survival Date and all covenants and other agreements to be performed after Closing shall survive until fully performed by the applicable party in accordance with their respective terms. No Indemnified Party shall be indemnified and held harmless for any liability for a breach of any representation or warranty unless the applicable Indemnifying Party is given written notice from such Indemnified Party asserting a claim on or before the applicable Survival Date. Notwithstanding anything herein to the contrary, if such written notice has been delivered on or before the applicable Survival Date, then such representation or warranty shall survive as to any claim in such notice until such claim has been finally resolved. For the avoidance of doubt, the parties to this Agreement hereby agree and acknowledge that the survival periods set forth in this Section 8.1 are contractual statutes of limitations and any claim brought by any Indemnified Party pursuant to this Article VIII must be brought or filed prior to the expiration of the applicable survival period.

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8.2             Indemnification of the Buyer Indemnified Parties.

(a)             Subject to the limitations set forth in this Article VIII, the Stockholder Indemnifying Parties hereby agree jointly and severally, to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses suffered, sustained or incurred by any Buyer Indemnified Party, resulting from, arising in connection with or related to (i) any breach or inaccuracy of a representation or warranty made by the Company contained in this Agreement or any of the Transaction Documents, (ii) any omission or inaccuracy with respect to the Allocation Statement delivered to Buyer by the Company pursuant to Section 3.2, (iii) any breach of any covenant made by the Company in this Agreement or the Transaction Documents, (iv) any claim brought by any current, former or putative equityholder or option holder of the Company with respect to equity or options of the Company, including with respect to any Dissenting Share Payments, (v) any Indemnified Taxes, (vi) any claim brought by any current, former or putative equityholder with respect to the calculations and determinations set forth on the Allocation Statement, including with respect to any claim that such calculations and determinations (A) are in conflict with the requirements of the Company’s Certificate of Incorporation, the Equity Plan, applicable Law or any applicable agreements to which the Company is a party, and (B) were not properly, accurately or completely updated as of the Closing and (vii)  any Debt or Company Transaction Expenses to the extent not paid at or prior to Closing or included in the determination of Merger Consideration; (viii) any claims arising from or related to (A) United Hydrogen Solutions, LLC, a Delaware limited liability company or United Hydrogen, a.s., a Czech Republic joint-stock company (Company Registration no.: CZ28216580) (“A.S.”) or their respective assets, liabilities, operations and businesses whether before, on or after Closing and (B) the distribution to the Stockholders or otherwise of United Hydrogen Solutions, LLC or A.S and their assets, liabilities, operations and businesses (each, a “Spinout” and collectively, the “Spinouts”), and (ix) fraud or intentional misrepresentation.

(b)             The representations and warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Buyer Indemnified Parties, shall not be limited or otherwise affected by or as a result of either (i) any waiver of Closing conditions by Buyer or Merger Sub, or (ii) any information furnished to, or any due diligence investigation made by any of the Buyer Indemnified Parties or any of their respective representatives.

(c)              The Buyer Indemnified Parties’ right to indemnification pursuant to Section 8.2(a)(i) shall be limited and satisfied in accordance with the following:

(i)               except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on fraud or intentional misrepresentation, no Losses shall be subject to indemnification under Section 8.2(a)(i), (A) unless the amount of Losses in respect of indemnification claims under Section 8.2(a)(i), with respect to any single matter or series of related matters, exceeds One Thousand Five Hundred Dollars ($1,500) and (B) until the total of all Losses in respect of indemnification claims under Section 8.2(a)(i) exceeds the Threshold, and then recovery shall be permitted under Section 8.2(a)(i) for all Losses back to the first dollar;

(ii)              except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on fraud or intentional misrepresentation, the maximum aggregate liability of the Stockholder Indemnifying Parties for Losses in respect of indemnification claims under Section 8.2(a)(i) shall equal the Indemnification Holdback Amount (the “Cap”);

(iii)            all claims for Losses in respect of indemnification claims under Section 8.2(a)(i) or 8.2(a)(iii) shall be satisfied (A) first, from set off against the Indemnification Holdback Amount only to the extent not entirely reduced by any prior setoff, subject to the terms and conditions of this Agreement, (B) second, through the use of commercially reasonable efforts by the Buyer Indemnified Parties to seek recovery under the R&W Policy only if covered by the terms of the R&W Policy and to the extent R&W Policy has not expired or is no longer available; and (C) third, to the extent not fully satisfied by the R&W Policy or the R&W Policy has expired at the time such recovery is sought (in accordance with the procedures and subject to the limitations set forth therein), from the Stockholders directly and severally in accordance with their Pro Rata Share, including without limitation by set off against and cancellation of the Earn-Out Payment, any Plant Potential Payment and any Buyer Common Stock owned in book-entry form at DTC by any Stockholder, subject to the other limitations in this Article VIII; and

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(iv)            with respect to Losses in respect of indemnification claims under Sections 8.2(a)(ii),(iii),(iv),(vi),(vii), and (viii), the aggregate liability of the Stockholder Indemnifying Parties shall not exceed the Enterprise Value plus the purchase price of the Palm Springs Property plus the Plant Potential Payment (except for Losses to the extent they result from fraud or intentional misrepresentation).

8.3           Indemnification of the Stockholder Indemnified Parties.

(a)              Subject to the limitations set forth in this Article VIII, from and after Closing, Buyer hereby agrees to indemnify and hold harmless the Stockholder Indemnified Parties from and against any and all Losses suffered, sustained or incurred by any Stockholder Indemnified Party, resulting from, arising in connection with or related to (i) any breach of a representation or warranty made by Buyer or Merger Sub contained in this Agreement or the Transaction Documents, or (ii) any breach of any covenant made by Buyer or Merger Sub in this Agreement or the Transaction Documents. Any claim for indemnification by a Stockholder Indemnified Party shall only be initiated and maintained through the Stockholders’ Representative.

(b)            The representations and warranties, covenants and obligations of Buyer or the Merger Sub, and the rights and remedies that may be exercised by the Stockholder Indemnified Parties, shall not be limited or otherwise affected by or as a result of either any information furnished to, or any due diligence investigation made by any of the Stockholder Indemnified Parties or any of their respective representatives.

(c)             The Stockholder Indemnified Parties’ right to indemnification pursuant to Section 8.3(a)(i) shall be limited as follows:

(i)              except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on fraud or intentional misrepresentation, no Losses shall be subject to indemnification under Section 8.3(a)(i) until the total of all Losses in respect of indemnification claims under Section 8.3(a)(i) exceeds the Threshold, and then recovery shall be permitted hereunder for all Losses back to the first dollar;

(ii)             except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on fraud or intentional misrepresentation, the maximum aggregate liability of Buyer for Losses in respect of indemnification claims under Section 8.3(a)(i) shall be the Cap; and

(iii)             the Stockholder Indemnified Parties will not be entitled to recover any Losses relating to any matter arising under, or any facts and circumstances relating to or arising out of, a provision of this Agreement to the extent that the Stockholder Indemnified Parties have already recovered Losses with respect to such matter pursuant to another provision of this Agreement and such recovery would be duplicative.

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(d)           In no event shall Buyer’s indemnification obligations to the Stockholder Indemnified Parties pursuant to this Section 8.3 exceed the portion of the Merger Consideration required to be paid by Buyer to the Stockholders. Any of Buyer’s indemnification obligations, if any, to the Stockholder Indemnified Parties pursuant to this Section 8.3 may be paid by issuance of Buyer Common Stock at the Buyer Common Stock Contingent Payment Price.

8.4         Indemnification Procedures.

(a)           An Indemnified Party may make claims for indemnification hereunder by giving written notice thereof to the Indemnifying Party within the period in which such indemnification claim can be made hereunder. In the event that an indemnification claim involves a claim by a third party against such Indemnified Party (a “Third Party Claim”), the Indemnified Party shall give prompt written notice thereof together with a statement of any available information regarding such Third Party Claim to the Indemnifying Party; provided that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder except to the extent that the Indemnifying Party is materially prejudiced by such delay. Such written notice shall describe in reasonable detail the facts constituting the basis for such Third Party Claim and the amount of the potential Loss, in each case to the extent known. If the Indemnifying Party acknowledges in writing its obligation to fully indemnify the Indemnified Party against any and all Losses that may result from a Third Party Claim, then other than with respect to Taxes, the Indemnifying Party shall have the right upon written notice to the Indemnified Party within fifteen (15) days after receipt from the Indemnified Party of notice of such claim (or less if the nature of the asserted liability requires (e.g., if an answer is due with respect to a formal complaint)), to assume and conduct at its expense the defense against such Third Party Claim through the counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party). If the Indemnifying Party fails to elect to assume control within such fifteen (15) day period or fails to diligently prosecute or defend such Third Party Claim, the Indemnified Party shall have the right to retain or assume control of such Third Party Claim at the Indemnifying Party’s expense; provided, that in any case where the Stockholder Indemnifying Parties are the Indemnifying Party, the right to assume control of such Third Party Claim is only if, (A) the Third Party Claim involves only money damages which are not reasonably expected to be in excess of the Indemnifying Party’s remaining indemnity obligations hereunder and does not seek an injunction or other equitable relief, (B) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Indemnified Party, (C) to the extent that such Third Party Claim does not involve any potential criminal liability or the potential for a finding or admission of criminal wrongdoing, or (D) such Third Party Claim is not asserted by any Governmental Body; provided, further, however, that the Indemnifying Party must first acknowledge in writing within fifteen (15) calendar days after the Indemnified Party has given notice of a Third Party Claim, its assumption of the defense of such Third Party Claim, and its obligation to indemnify the Indemnified Party with respect to such Third Party Claim in accordance with the terms of this Article VIII. The party not controlling such Third Party Claim shall cooperate with and make available to the controlling party such assistance and materials as may be reasonably requested by it (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same), and shall have the right at its expense to participate in the defense assisted by counsel of its own choosing; provided, that if (i) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of such counsel to the Indemnified Party. The party controlling such Third Party Claim shall keep the non-controlling party reasonably advised of the status of such Third Party Claim and shall consider in good faith recommendations made by the non-controlling party with respect thereto.

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(b)           If the Indemnifying Party assumes the defense of any Third Party Claim, then such Indemnifying Party shall not, without the prior written consent of the Indemnified Party enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing by the Indemnified Party, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages which are fully satisfied by the Indemnifying Party. If an offer is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 8.4 only upon the prior written consent of the Indemnified Party, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give prompt written notice to the Indemnified Party to that effect.

(c)           Any Third Party Claim relating to Taxes shall be governed by applicable provisions of Section 11.3.

8.5           Direct Claims. Any claim, action, cause of action, demand or Legal Proceeding by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice (or to include any item required to be set forth thereon in accordance with the following sentence) shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party (a) forfeits rights or defenses by reason of such failure, or (b) is materially prejudiced by such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail (to the extent known), shall include copies of all material written evidence thereof to the extent reasonably available and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

8.6         Treatment of Indemnification Claims. All indemnification payments made under this Agreement shall be treated by all parties as an adjustment to the Merger Consideration to the extent permitted by applicable law.

8.7         Calculation of Losses.

(a)           Following the Closing, if any claim is made against the Stockholder by a Buyer Indemnified Party pursuant Article VIII in respect of any Loss (a “Loss Payment”), none of the Stockholders nor any of their respective Affiliates, successors or assigns shall have any rights against Buyer, the Company or their respective Affiliates, officers, directors, managers or members by reason of contribution or subrogation in respect of any such Loss Payment.

(b)           Notwithstanding anything in this Agreement to the contrary, for purposes of the parties indemnification obligations under Article VIII, all of the representations and warranties set forth in this Agreement that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect or exception related thereto shall be deemed to have been made without any such qualification or exception for the purpose of determining both whether or not a breach has occurred and calculating the amount of Losses (and not for determining whether any breach of any representation or warranty has occurred) resulting from, arising out of or relating to any such breach of representation or warranty.

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(c)           The Losses incurred or suffered by an Indemnified Party shall be reduced by (i) the amount of any related insurance proceeds actually received by such Indemnified Party or its Affiliates in connection with the corresponding claim (net of applicable deductible or retention amounts, based on the parties’ reasonable estimate of the increases in insurance premiums directly resulting from such claim and costs of recovery), and (ii) any other compensatory payments actually received by such Indemnified Party or its Affiliates from any other Persons by way of indemnification, guarantee or similar mechanism with respect to the Losses for which indemnification is claimed. To the extent available, each Indemnified Party shall use its commercially reasonable efforts to obtain recovery from any such available insurance policy or indemnification, guarantee or similar mechanism, provided, however, such obligation shall not include any requirement to commence any action, suit or proceeding to obtain such recovery, and shall not prevent or delay receipt of indemnification payments hereunder to the extent an Indemnified Party is otherwise entitled thereto. If any amount referenced in this Section 8.7(c) is actually received after the related indemnification payment has been made, then the applicable Indemnified Party shall remit such amounts to the applicable Indemnifying Party. For the avoidance of doubt, no amounts received by the Buyer Indemnified Parties from the R&W Insurance Policy shall necessitate any refund of any amount collected from the Indemnification Holdback Amount or otherwise from the Stockholder Indemnifying Parties to satisfy the retention under the R&W Insurance Policy. For the avoidance of doubt, no amounts received by the Buyer Indemnified Parties from the R&W Insurance Policy shall necessitate any refund of any amount collected from the Indemnification Holdback Amount or otherwise from the Stockholder Indemnifying Parties to satisfy the retention under the R&W Insurance Policy.

8.8         Right to Bring Claim. Notwithstanding anything in this Section 8.8 or elsewhere in this Agreement to the contrary, prior to the Closing, only the Company, and after the Closing only the Stockholders’ Representative, shall have the right, power and authority to commence any action, suit or proceeding by and on behalf of any or all of the Stockholders against Buyer, Merger Sub and their respective Affiliates, including the Surviving Corporation, or any other Buyer Indemnified Party, and in no event shall any Stockholder himself, herself or itself have the right to commence any action, suit or proceeding against Buyer, Merger Sub and their respective Affiliates, including the Surviving Corporation, or any other Buyer Indemnified Party, in each case other than any such action, suit or proceeding in connection with such Stockholder’s right to receive its portion of the Merger Consideration set forth on the Allocation Certificate.

8.9         Exclusion of Other Remedies. This Article VIII and Section 6.13 constitute the sole and exclusive remedies from and after the Closing for recovery of Losses arising out of or relating to this Agreement, except (i) with respect to fraud or intentional misrepresentation, (ii)nothing herein shall restrict the ability of Buyer to seek specific performance or other equitable remedies against any Person, (iii) under the R&W Policy and (iv) a determination of the Purchase Price Adjustment (which is governed by, including injunctive or other relief, in accordance with Section 10.10.

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Article IX

TERMINATION

9.1           Termination of Agreement. This Agreement may be terminated prior to the Effective Time as follows:

(a)         At the election of the Company or Buyer on or after the date that is seven calendar days from the date hereof (the “Termination Date”) if the Closing shall not have occurred by the close of business on such date, unless such date is extended by written agreement of the Company and Buyer; provided, that, the right to terminate this Agreement pursuant to this Section 8.1(a) shall not be available to a party that is in breach in any material respect of any of its obligations hereunder;

(b)         by mutual written consent of the Company and Buyer;

(c)         by the Company if there shall have been a breach by Buyer or Merger Sub of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.3, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after providing written notice of such breach to the other party and (ii) the Termination Date, provided the Company is not then in material breach under this Agreement;

(d)         by Buyer if there shall have been a breach by the Company of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after providing written notice of such breach to the other party and (ii) the Termination Date;

(e)          by the Company or Buyer if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(f)            by Buyer if the Stockholder Approval shall not have been obtained within 24 hours of the signing of this Agreement.

9.2           Procedure upon Termination. In the event of termination and abandonment by Buyer or the Company, or both, pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party or parties, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected, and this Agreement shall terminate (subject to the provisions of Section 8.3(a)), and the Transactions shall be abandoned, without further action by Buyer or the Company.

9.3           Effect of Termination.

(a)            In the event that this Agreement is validly terminated in accordance with Sections 9.1 and 9.2, this Agreement shall immediately become null and void and the parties hereto shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Buyer, Merger Sub, the Company or the Stockholders’ Representative; provided, that (i) subject to Section 9.4(b), no such termination shall relieve any party hereto from liability for fraud or for any willful and intentional breach of any of its covenants or agreements or any willful and intentional breach of any of its representations and warranties contained in this Agreement prior to termination, and the damages recoverable by the non-breaching party shall include all attorneys’ fees reasonably incurred by such party in connection with the Transactions, and (ii) the provisions of this Section 9.3, Section 6.5, Section 6.8 and Article X hereof shall survive any such termination and shall remain in full force and effect.

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(b)           The Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 9.3 shall relieve the parties hereto of their obligations under the Confidentiality Agreement.

Article X

MISCELLANEOUS

10.1         Payment of Sales, Use or Similar Taxes. All sales, use, transfer, intangible, recordation, documentary, stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the Transactions shall be borne by the Stockholders jointly and severally.

10.2         Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees), and the Stockholders will bear the fees, costs and expenses incurred by the Stockholders and the Company in connection with the negotiation, execution and performance of this Agreement and the Transactions.

10.3         Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury.

(a)         This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, including without limitation Delaware laws relating to applicable statutes of limitation and burdens of proof;

(b)         Subject to the provisions of Section 3.2(d) of this Agreement, all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

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(c)         EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF SUCH ACTION OR PROCEEDING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3(c).

10.4         Entire Agreement. This Agreement (including the Company Disclosure Schedule and Exhibits hereto), the Transaction Documents, the Confidentiality Agreement, and each other agreement, document, instrument or certificate contemplated hereby or to be executed in connection with the Transactions (collectively, the “Specified Documents”), represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior or contemporaneous agreements among the parties with respect to the Transactions.

10.5        Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Any provision of this Agreement can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant, or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Notwithstanding anything to the contrary contained in this Agreement, prior to the date upon which the “Secured Obligations” under, and as such term is defined in the Senior Loan Agreement have been indefeasibly repaid in their entirety and the Senior Loan Agreement is terminated, no provision of this Agreement may be amended, modified or waived in any manner without the prior written consent of Senior Lender.

10.6         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by e-mail, (iii) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested, or (iv) one (1) Business Day following the day sent by reputable overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address number as a party may have specified by notice given to the other party pursuant to this provision):

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If to the Company to:

United Hydrogen Group Inc.

1900 Main Street, Suite 223

Canonsburg, PA 15137

Attention: Brent Koski, COO

Email: Brent.Koski@unitedhydrogen.com

With a copy (which shall not constitute notice) to each of:

Cozen O'Connor
One Oxford Centre

301 Grant Street, 41st Floor

Pittsburgh, PA 15219
Attention: Jeffrey A. Mills

Facsimile: (412) 275-2390
Email: JMills@Cozen.com

If to the Stockholders’ Representative, to:

Vladimir Prerad

1352 Dovercourt Lane

Ormond Beach, FL 32174

Attention: Vladimir Prerad

Email: vprerad@cfl.rr.com

With a copy (which shall not constitute notice) to:

Cozen O'Connor
One Oxford Centre

301 Grant Street, 41st Floor

Pittsburgh, PA 15219
Attention: Jeffrey A. Mills

Facsimile: (412) 275-2390
Email: JMills@Cozen.com

If to Buyer or Merger Sub, to:

Plug Power Hydrogen Holdings, Inc.

968 Albany Shaker Road

Latham, NY 12110

Attention: Gerry Conway, General Counsel

Email: gconway@plugpower.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Robert P. Whalen, Jr.

Facsimile: 617.801.8906
Email: RWhalen@goodwinlaw.com

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10.7         Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

10.8         Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder; provided, however, that the parties hereto specifically acknowledge and agree that (i) the provisions of Section 6.6 hereof are intended to be for the benefit of, and shall be enforceable by, all indemnitees (in all of their capacities) affected thereby; and (ii) this Agreement is intended to be for the benefit of, and shall be enforceable in all respects by the Stockholders’ Representative on behalf of the Stockholders; provided, no assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Buyer and Merger Sub may assign their respective rights, interests and obligations hereunder, without the consent of any Person, to an Affiliate. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Notwithstanding the foregoing, Buyer and Merger Sub may assign all of their respective rights under this Agreement for collateral security purposes to any lender providing financing to Buyer or Merger Sub but no such assignment shall relieve Buyer or Merger Sub of any liability or obligation hereunder. Notwithstanding anything to the contrary contained in this Agreement, Section 3.3, Section 10.3, Section 10.5 and this Section 10.8 shall inure to the benefit of the Senior Lenders and their successors and assigns, each of whom are intended to be third party beneficiaries hereof and thereof (it being understood and agreed that the provisions of such sections will be enforceable by the Senior Lenders).

10.9         No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. Each of the parties hereto hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s length transaction.

10.10       Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other party and to enforce specifically the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction and appropriate injunctive relief shall be granted in connection therewith seeking an injunction, a decree or order of specific performance or other equitable remedy shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition to and not in substitution for any other remedy to which such party is entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or in equity. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company, the Stockholders’ Representative or any of their respective Affiliates or Related Persons be entitled to seek the remedy of specific performance of this Agreement against the Senior Lenders.

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10.11       Release.

(a) In consideration of, among other things, the delivery of the Aggregate Per Share Consideration hereunder, effective and conditioned upon the completion of the Closing, except for any rights or obligations under this Agreement or the other Transaction Documents, each Stockholder, on behalf of itself and each of its Affiliates and each of their current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the Company and Subsidiaries, their respective Affiliates and each of their respective current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case, in respect of any cause, matter or thing relating to any of the Released Parties occurring or arising on or prior to the date of this Agreement.

EACH STOCKHOLDER, ON ITS OWN BEHALF AND ON BEHALF OF EACH RELEASING PARTY, EXPRESSLY AND IRREVOCABLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE OR COMMON LAW PRINCIPLES WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. EACH STOCKHOLDER, ON ITS OWN BEHALF AND ON BEHALF OF EACH RELEASING PARTY, ACKNOWLEDGES THAT IT UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF ANY STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH STOCKHOLDER, ON ITS OWN BEHALF AND ON BEHALF OF EACH RELEASING PARTY, ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT.

10.12      Stockholders’ Representative.

(a)         The Stockholders’ Representative is hereby irrevocably appointed as the Stockholders’ Representative, agent, proxy, and attorney-in-fact for all the Stockholders for all purposes under this Agreement including the full power and authority on the Stockholders’ behalf:

(i)            to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith,

(ii)            to negotiate and settle disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith,

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(iii)          to receive and disburse to the Stockholders any funds received on behalf of the Stockholders under this Agreement or otherwise,

(iv)          to withhold any amounts received on behalf of the Stockholders pursuant to this Agreement, or otherwise to satisfy any and all obligations or liabilities incurred by the Stockholders or the Stockholders’ Representative in the performance of their duties hereunder,

(v)           to direct the distribution of funds, engage the Company to distribute funds (including the Merger Consideration, the Net Positive Purchase Price Adjustment Amount (if any), the Adjustment Holdback Release Amount), give receipts for funds, make or direct payments of funds from the Adjustment Holdback Amount in satisfaction of claims asserted by Buyer, and object to any claims by any Person against the Adjustment Holdback Amount,

(vi)          to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of the Stockholders), and

(vii)         to take all other actions to be taken by or on behalf of the Stockholders in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith.

The Stockholders, by approving this Agreement (whether by vote or by execution of a Letter of Transmittal), further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Stockholders’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. All decisions and actions by the Stockholders’ Representative shall be binding upon all of the Stockholders and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same. If an allocation is not otherwise provided for in this Agreement, the Stockholders’ Representative shall distribute funds to the Stockholders in accordance with their respective Pro Rata Share. Buyer and Merger Sub may conclusively rely, without independent verification or investigation, upon any such decision or action of the Stockholders’ Representative as being the binding decision or action of every Stockholder, and neither Buyer nor Merger Sub shall be liable to any Stockholder or any other Persons for any actions taken or omitted from being taken by them or by Buyer or Merger Sub in accordance with or reliance upon any such decision or action of the Stockholders’ Representative. The Stockholders’ Representative shall have no duties or obligations to the Stockholders hereunder, except as expressly set forth in this Agreement, and no implied covenants, agreements, functions, duties, responsibilities, obligations or liabilities shall be read into this Agreement, or shall otherwise exist against the Stockholders’ Representative.

(b)           By the approval of this Agreement, each Stockholder hereby severally, for itself only and not jointly and up to its Pro Rata Share, agrees to indemnify and hold harmless the Stockholders’ Representative and its partners, managers, officers, agents and other representatives against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by such Persons in connection with any action, suit or proceeding to which the Stockholders’ Representative or such other Person is made a party by reason of the fact that it is or was acting as the Stockholders’ Representative pursuant to the terms of this Agreement, other than as a result of the Stockholders’ Representative’s bad faith or willful misconduct.

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(c)           Neither the Stockholders’ Representative nor any of its members, managers, officers, agents or other representatives shall incur any liability to any Stockholder by virtue of the failure or refusal of such Persons for any reason to consummate the transactions contemplated hereby or relating to the performance of their duties hereunder, except for actions or omissions constituting bad faith or willful misconduct. The Stockholders’ Representative and its members, managers, officers, agents and other representatives and their respective Affiliates shall have no liability in respect of any Legal Proceeding brought against such Persons by any Stockholder, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, unless such Persons took or omitted taking any action in bad faith or as result of willful misconduct.

(d)           The Stockholders’ Representative shall have the right, in its sole discretion, to recover from any amounts withheld by the Stockholders’ Representative, its reasonable out of pocket expenses incurred in the performance of its duties hereunder (the “Charges”). In the event such amounts are insufficient to satisfy the Charges, then the Stockholders’ Representative may recover such deficit from the Adjustment Holdback Amount. In event the Adjustment Holdback Amount is insufficient to satisfy such deficit, each Stockholder will be obligated to pay any remaining unpaid amounts to the Stockholders’ Representative on a several, and not joint, basis, up to each such Stockholder’s Pro Rata Share.

(e)           In the event that the Stockholders’ Representative becomes unable or unwilling to continue in its capacity as the Stockholders’ Representative, or if the Stockholders’ Representative resigns as the Stockholders’ Representative, a majority in interest of the Stockholders may by written consent appoint a new representative as the Stockholders’ Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of a majority in interest of the Stockholders must be delivered to Buyer. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Buyer.

10.13      Counterparts. This Agreement may be executed in one or more counterparts including by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Article XI

tax matters

11.1         Tax Returns.

(a)           The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date, and shall timely pay all Taxes that are due and payable on or before the Closing Date. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law).

(b)           Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Company after the Closing Date with respect to a Pre-Closing Tax Period and for any Straddle Period. Any such Tax Returns shall be prepared consistently with past practice (unless otherwise required by Law).

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11.2         Straddle Period. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be equal to:

(a)            in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property (including, but not limited to, the Spinouts), or (iii) required to be withheld in connection with payments to third parties, the amount which would be payable if the taxable year ended with the Closing Date; and

(b)           in the case of other Taxes, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date, and the denominator of which is the number of days in the entire period; provided, however, that prior to filing any such income Tax Return or paying any income Taxes, Buyer shall consult with Stockholders’ Representative in good faith with respect to such income Tax Returns and Taxes and shall provide Stockholders’ Representative with drafts of such income Tax Returns (together with the relevant back-up information upon request) and a statement of Taxes owed in connection with the filing of such income Tax Returns at least twenty (20) days prior to the due date for filing such income Tax Returns. Stockholders’ Representative shall be entitled to review and comment on any such income Tax Return before it is filed. Buyer shall consider in good faith any changes reasonably requested by Stockholders’ Representative, provided such changes are requested no later than ten (10) days prior to the due date for filing any such income Tax Return. For the avoidance of doubt, and to the extent permitted by applicable Law, all such U.S. federal income Tax Returns of the Company and its Subsidiaries for any Pre-Closing Tax Period that ends on the Closing Date shall be prepared by allocating all items accruing on the Closing Date and prior to the Closing to the Company’s taxable period ending on the Closing Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulation Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)).

11.3         Contests. Buyer agrees to give written notice to Stockholders’ Representative of the receipt of any written notice by the Company, Buyer or any of Buyer’s Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by Buyer pursuant to Article VIII or that directly impact the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder. Buyer shall control the contest or resolution of any Tax Claim; provided, however, that Stockholders’ Representative shall be entitled to participate in (but not control the conduct of) the defense of such Tax Claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Buyer. Buyer shall not settle any material Tax Claim without the prior written consent of Stockholders’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned. Buyer shall keep the Stockholders’ Representative reasonably informed about material developments in such Tax Contest if the Stockholders’ Representative is not participating in such Tax Contest and shall permit the Stockholders’ Representative the opportunity to review material correspondence and comment on proposed submissions to a Taxing Authority in connection with such Tax Contest.

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11.4         Cooperation and Exchange of Information. The Stockholders’ Representative, the Company and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Article XI or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities. Each of Stockholders’ Representative, the Company and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, Stockholders’ Representative, the Company or Buyer (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials. Buyer and the Stockholders’ Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

11.5         Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 4.9 and this Article XI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

11.6         Overlap. To the extent that any obligation or responsibility pursuant to Article VIII may overlap with an obligation or responsibility pursuant to this Article XI, the provisions of this Article XI shall govern.

11.7         Reorganization. The parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each party to this Agreement will take all commercially reasonable action to cause the Merger to so qualify and shall not take any action or position before a Taxing Authority or on any Tax Return that is inconsistent with the intent to treat the Merger as a “reorganization” within the meaning of Section 368(a), unless (a) otherwise required by a final “determination” (within the meaning of Section 1313(a)(1) of the Code or any comparable provision of state or local Law), or (b) with the consent of the other parties. The parties also agree to refrain from taking any action following the Closing that would cause the Merger to fail to qualify as a reorganization pursuant to Section 368(a) of the Code. No party has Knowledge of any circumstances that would preclude it from reporting the Merger as a reorganization consistently with this Section 11.7.

11.8         Post-Closing Actions. Buyer shall not make any election under either Section 336 or Section 338 of the Code with respect to the acquisition of the Company.

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11.9         Amendment/Filing of Tax Returns. Unless Buyer reasonably determines that such action is necessary to carryback a net operating loss, tax credit, or other tax attribute, or correct a prior error or otherwise cause the Company’s tax position to be in compliance with the requirements of applicable Tax law, the Buyer shall not and the Buyer shall cause its Affiliates (including the Company and its Affiliates) not to (i) amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a Pre-Closing Tax Period, (ii) enter into any voluntary disclosure agreements or amnesty type programs involving the Company, (iii) begin filing Tax Returns for a taxable period ending on or prior to the Closing Date in a manner inconsistent with the past practice of the Company, including filing Tax Returns in jurisdictions where such Tax Returns were not previously filed by the Company, or (iv) otherwise take action outside the ordinary course of business of the Company in connection with Tax reporting for the Company.

11.10      Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), the Company, the Stockholder Indemnifying Parties, the Buyer and their respective Affiliates shall treat any and all purchase price adjustments and indemnification payments as an adjustment to the purchase price for Tax purposes.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

BUYER:

Plug Power Hydrogen Holdings, INC.

By:	/s/ Andrew Marsh
Name: Andrew Marsh
Title: President

MERGER SUB:

UHG Merger Sub, Inc.

By:	/s/ Andrew Marsh
Name: Andrew Marsh
Title: President

[Signature Page to Agreement and Plan of Merger]

THE COMPANY:

UNITED HYDROGEN GROUP INC.

By:	/s/ Vladimir Prerad
Name: Vladimir Prerad
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

STOCKHOLDERS’ REPRESENTATIVE:

Vladimir Prerad

By:	/s/ Vladimir Prerad
Name: Vladimir Prerad
Title: Stockholders’ Representative

[Signature Page to Agreement and Plan of Merger]